                                                           File No. ___________
                                                                    ___________

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                             Initial Registration

          FULCRUM SEPARATE ACCOUNT OF FIRST ALLMERICA FINANCIAL LIFE
                               INSURANCE COMPANY
                             (Exact Name of Trust)

            First Allmerica Financial Life Insurance Company
                              440 Lincoln Street
                              Worcester, MA 01653

                                (508) 855-1000
              (Registrant's telephone number including area code)


                  Abigail M. Armstrong, Secretary and Counsel
               First Allmerica Financial Life Insurance Company
                              440 Lincoln Street
                              Worcester, MA 01653
               (Name and complete address of agent for service)


              It is proposed that this filing will become effective:

      ____  immediately upon filing pursuant to paragraph (b) of Rule 485
      ____  on ____________ pursuant to paragraph (b) of Rule 485
      ____  60 days after filing pursuant to paragraph (a)(1) of Rule 485
      ____  on ____________ pursuant to paragraph (a)(1) of Rule 485


                          VARIABLE ANNUITY POLICIES


Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933. The $500 filing fee required by said rule is paid herewith.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a) may determine.

           CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                          ITEMS CALLED FOR BY FORM N-4



FORM N-4 ITEM NO.                  CAPTION IN PROSPECTUS
-----------------                  ---------------------

1................................  Cover Page

2................................  "Special Terms"

3................................  "Summary"; "Annual and Transaction Expenses"

4................................  Omitted

5................................  "Description of the Company, the Variable Account,
                                   the Palladian Trust and Allmerica Investment Trust."

6................................  "Charges and Deductions"

7................................  "The Variable Annuity Policies"

8................................  "The Variable Annuity Policies"

9................................  "Death Benefit"

10...............................  "Purchase Payments; Computation of Policy Values and
                                   Annuity Payments"

11...............................  "Surrender"; "Withdrawals"

12...............................  "Federal Tax Considerations"

13...............................  "Legal Matters"

14...............................  "Table of Contents of the Statement of Additional
                                   Information"


FORM N-4 ITEM NO.                  CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------                  ----------------------------------------------

15...............................  "Cover Page"

16...............................  "Table of Contents"

17...............................  "General Information and History"

18...............................  "Services"

19...............................  "Underwriters"

20...............................  "Underwriters"

21...............................  "Performance Information"

22...............................  "Annuity Payments"

23...............................  "Financial Statements"

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS

This prospectus describes interests under flexible payment deferred variable and fixed annuity contracts, known as the Fulcrum Fund-SM- Variable Annuity Contracts, which are issued either on a group basis or as individual contracts by First Allmerica Financial Life Insurance Company ("Company") to individuals and businesses in connection with retirement plans which may or may not qualify for special federal income tax treatment. (For information about the tax status when used with a particular type of plan, see "FEDERAL TAX CONSIDERATIONS.") Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Participation in an individual contract will be evidenced by the issuance of an individual contract. Certificates and individual contracts are collectively referred to herein as the "Contracts." The following is a summary of information about these Contracts. More detailed information can be found under the referenced captions in this Prospectus.

Contract values may accumulate on a variable basis in the Contract's Variable Account, known as the Fulcrum Separate Account. The Assets of the Variable Account are divided into Sub-Accounts, each investing exclusively in shares of one series of an underlying investment company. The following portfolios of THE PALLADIAN-SM- TRUST are offered under the Contract:

                                VALUE PORTFOLIO
                                GROWTH PORTFOLIO
                         INTERNATIONAL GROWTH PORTFOLIO
                       GLOBAL STRATEGIC INCOME PORTFOLIO
                     GLOBAL INTERACTIVE/TELECOMM PORTFOLIO

The following series of ALLMERICA INVESTMENT TRUST is offered under the
Contract:

                               MONEY MARKET FUND

In most jurisdictions, values may also be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account, and during the accumulation period to one or more of the Guarantee Period Accounts. Amounts allocated to the Fixed Account earn interest at a guaranteed rate for one year from the date allocated. Amounts allocated to a Guarantee Period Account earn a fixed rate of interest for the duration of the applicable Guarantee Period. The interest earned is guaranteed if held for the entire Guarantee Period. If removed prior to the end of the Guarantee Period the value may be increased or decreased by a Market Value Adjustment. Amounts allocated to the Guarantee Period Accounts in the accumulation phase are held in the Company's Separate Account GPA.


Additional information is contained in a Statement of Additional Information
("SAI") dated             , 1996, filed with the Securities and Exchange
Commission and incorporated herein by reference. The Table of Contents of the SAI is on page 3 of this Prospectus. The SAI is available upon request and without charge through Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 508-855-3590.


THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS OF ALLMERICA INVESTMENT TRUST AND THE PALLADIAN-SM- TRUST. THE GLOBAL STRATEGIC INCOME PORTFOLIO MAY INVEST IN HIGHER YIELDING, LOWER RATED DEBT SECURITIES (SEE "INVESTMENT OBJECTIVES AND POLICIES"). INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE CONTRACTS ARE OBLIGATIONS OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENT IN THE CONTRACTS IS SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.


                            DATED            , 1996

                               TABLE OF CONTENTS

 TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............     3
 SPECIAL TERMS...........................................................     4
 SUMMARY.................................................................     5
 ANNUAL AND TRANSACTION EXPENSES.........................................     9
 PERFORMANCE INFORMATION.................................................    11
 WHAT IS AN ANNUITY?.....................................................    12
 RIGHT TO REVOKE OR SURRENDER............................................    13
 DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
  THE PALLADIAN-SM- TRUST, AND ALLMERICA INVESTMENT TRUST................    13
 INVESTMENT OBJECTIVES AND POLICIES......................................    15
 ADDITION, DELETION AND SUBSTITUTION INVESTMENTS.........................    16
 VOTING RIGHTS...........................................................    16
 CHARGES AND DEDUCTIONS..................................................    17
     A.  Annual Charge Against Variable Account Assets...................    17
     B.  Contract Fee....................................................    18
     C.  Premium Taxes...................................................    18
     D.  Contingent Deferred Sales Charge................................    18
     E.  Transfer Charge.................................................    22
 DESCRIPTION OF CONTRACT.................................................    22
     A.  Payments........................................................    22
     B.  Transfer Privilege..............................................    23
     C.  Surrender.......................................................    23
     D.  Withdrawals.....................................................    24
     E.  Death Benefit...................................................    25
     F.  The Spouse of the Contract Owner as Beneficiary.................    25
     G.  Assignment......................................................    26
     H. Electing the Form of Annuity and Annuity Date....................    26
     I.  Description of Variable Annuity Options.........................    27
     J.  NORRIS Decision.................................................    28
     K.  Computation of Variable Account Values and Annuity Benefit
         Payments........................................................    28
 GUARANTEE PERIOD ACCOUNTS...............................................    30
 FEDERAL TAX CONSIDERATIONS..............................................    32
     A.  Qualified and Non-Qualified Contracts...........................    32
     B.  Taxation of the Contracts in General............................    32
     C.  Tax Withholding and Penalties...................................    33
     D.  Provisions Applicable to Qualified Employee Benefit Plans.......    34
     E.  Qualified Employee Pension and Profit Sharing Trusts............    34
     F.  Self-Employed Individuals.......................................    34
     G.  Individual Retirement Account Plans.............................    34
     H. Simplified Employee Pensions.....................................    35
     I.  Public School Systems and Certain Tax-Exempt Organizations......    36
     J.  Texas Optional Retirement Program...............................    36
     K.  Section 457 Plans for State Governments and Tax-Exempt
         Entities........................................................    36
     L.  Non-Individual Owners...........................................    36
 REPORTS.................................................................    37
 LOANS (QUALIFIED CONTRACTS ONLY)........................................    37
 CHANGES IN OPERATION OF THE VARIABLE ACCOUNT............................    37
 DISTRIBUTION............................................................    37
 LEGAL MATTERS...........................................................    38
 FURTHER INFORMATION.....................................................    38
 APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT..................    39

 APPENDIX B -- SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT.........    40
 APPENDIX C -- DEATH BENEFIT.............................................    42

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

 GENERAL INFORMATION AND HISTORY.........................................     2
 TAXATION OF THE VARIABLE ACCOUNT AND THE COMPANY........................     3
 SERVICES................................................................     3
 UNDERWRITERS............................................................     3
 ANNUITY PAYMENTS........................................................     4
 PERFORMANCE INFORMATION.................................................     6
 TAX DEFERRED ACCUMULATION...............................................     8
 FINANCIAL STATEMENTS....................................................     8

THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE OR SOLICIT AN OFFER IN THAT STATE.

                                 SPECIAL TERMS

ACCUMULATED VALUE: the sum of the value of all Accumulation Units in the Sub-Accounts and of the value of all accumulations in the Fixed Account and Guarantee Period Accounts then credited to the Contract, on any date before the Annuity Date.

ACCUMULATION UNIT: a measure of the Contract Owner's interest in a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract upon whose life annuity benefit payments are to be made.

ANNUITY DATE: the date on which annuity benefit payments begin.

ANNUITY UNIT: a measure of the value of the periodic annuity benefit payments under the Contract.

FIXED ACCOUNT: the part of the Company's General Account that guarantees principal and a fixed minimum interest rate and to which all or a portion of a payment or transfer under this Contract may be allocated.

FIXED ANNUITY: an Annuity payout option providing for annuity benefit payments which remain fixed in an amount throughout the annuity benefit payment period selected.


FUNDS: the portfolios of The Palladian-SM- Trust and fund of Allmerica Investment Trust which are offered under the Contract. These are the Value Portfolio, Growth Portfolio, International Growth Portfolio, Global Strategic Income Portfolio, and Global Interactive/Telecomm Portfolio of The Palladian-SM-Trust and the Money Market Fund of Allmerica Investment Trust.


GUARANTEED INTEREST RATE: the annual effective rate of interest after daily compounding credited to a Guarantee Period Account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account which corresponds to a Guaranteed Interest Rate for a specified Guarantee Period and is supported by assets in a non-unitized separate account.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

SUB-ACCOUNT: a subdivision of the Variable Account. Each Sub-Account available under the Contract invests exclusively in the shares of a corresponding portfolio of The Palladian-SM- Trust or fund of Allmerica Investment Trust.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any Contract fee, contingent deferred sales charge, and Market Value Adjustment.


VALUATION DATE: a day on which the net asset value of the shares of any of the Funds is determined and unit values of the Sub-Accounts are determined. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal, or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities such that the current net asset value of the Sub-Accounts may be materially affected.


VARIABLE ACCOUNT: the Fulcrum Account, one of the Company's Separate Accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY: an Annuity payout option providing for payments varying in amount in accordance with the investment experience of certain of the Funds.

                                    SUMMARY

WHAT IS THE FULCRUM FUND-SM- VARIABLE ANNUITY?

    The Fulcrum Fund-SM- Variable Annuity contract (the "Contract") is an insurance contract designed to help you accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

        - A customized investment portfolio


        - Experienced professional investment advisors who are paid on an incentive fee basis


        - Tax deferral on earnings

        - Guarantees that can protect your family during the accumulation phase

        - Income that can be guaranteed for life

The Contract has two phases, an accumulation phase and an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolios of securities ("Funds") under your Contract. Your Contract's Accumulated Value is based on the investment performance of the Funds. No income taxes are paid on any earnings under the Contract unless and until Accumulated Values are withdrawn.

During the annuity payout phase, the Annuitant can receive income based on several annuity options. These options include payment over a period of years or for the rest of the Annuitant's life.

THE ACCUMULATION PHASE


During the accumulation phase, you select the investment options most appropriate for your investment needs. The Contract permits net payments to be allocated among the Funds, the Guarantee Period Account, and the Fixed Account. Each Fund is professionally advised by an investment advisor with experience managing the types of investments in the Fund. All investment gains or losses of the Funds will be reflected in the accumulated value under the Contract.


The accumulation phase provides certain protection and guarantees for the beneficiary if the Annuitant should die before the annuity phase begins. See discussion below under "What happens upon death during the accumulation phase?"

THE ANNUITY PAYOUT PHASE


You choose the annuity option and the date for the annuity benefit payments to begin. Annuity benefit payments may be on a variable basis (dependent upon the performance of the Funds), on a fixed basis (with payment amounts guaranteed), or on a combination variable and fixed basis. Among the income options available during the annuity phase are:


        - Lump sum; or

        - At regular intervals over a specified number of years; or

        - At regular intervals for the rest of the Annuitant's life, regardless of how long he or she lives.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you and us -- First Allmerica Financial Life Insurance Company ("Company"). Each Contract has a Contract Owner, an Annuitant and a Beneficiary. As Contract Owner, you make purchase payments, choose investment allocations and select the Annuitant and Beneficiary. The Annuitant is the individual to receive annuity benefit payments under the Contract. The Beneficiary is the person who receives any payment on death of the Contract Owner or Annuitant.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company during the first 10 days from the date you received it, the Contract will be cancelled. (There may be a longer period in certain states; see the "Right to Examine" provision on the cover of your Contract.) If your Contract was issued as an individual retirement annuity or provides for a full refund of the initial purchase payment under its "Right to Examine" provision, you will incur no fees to cancel within the right-to-examine period and will receive the greater of (1) your entire purchase payment, or (2) the accumulated value of the Contract plus any amounts deducted under the Contract or by the Funds for taxes, charges or fees. If your Contract does not provide for a full refund of the initial purchase payment, you will receive upon cancellation the sum of (1) the difference between the payment paid, including fees, and any amount allocated to the Variable Account, and (2) the Accumulated Value (on the date the cancellation request is received by the Company) attributable to amounts allocated to the Variable Account Sub-Account. See "RIGHT TO REVOKE CONTRACT."

WHAT ARE MY INVESTMENT CHOICES?

The Contract permits net payments to be allocated among the Funds, the Guarantee Period Accounts, and the Fixed Account. The Fixed Account is part of the General Account of the Company and provides a guarantee by the Company of principal and a fixed interest rate for one year from the date amounts are allocated to the account. Payments allocated to a Guarantee Period Account are held in a separate account and earn a guaranteed interest rate if held for the full duration of the Guarantee Period.

THE FIXED ACCOUNT AND/OR THE GUARANTEE PERIOD ACCOUNTS MAY NOT BE AVAILABLE IN ALL STATES. SIMILARLY, NOT ALL FUNDS MAY BE AVAILABLE IN ALL STATES.

You have a choice of six Funds:

        - Value Portfolio of The Palladian-SM- Trust
        Managed by GAMCO Investors, Inc.

        - Growth Portfolio of The Palladian-SM- Trust
        Managed by Stonehill Capital Management, Inc.

        - International Growth Portfolio of The Palladian-SM- Trust Managed by Bee & Associates Incorporated

        - Global Strategic Income Portfolio of The Palladian-SM- Trust Managed by Fischer Francis Trees & Watts, Inc.

        - Global Interactive/Telecomm Portfolio of The Palladian-SM-
Trust
        Managed by GAMCO Investors, Inc.

        - Money Market Fund of Allmerica Investment Trust
        Managed by Allmerica Asset Management, Inc.

This range of investment choices enables you to allocate your money among the Funds to meet your particular investment needs. If your Contract was issued as an individual retirement annuity or provides for a full refund of the initial purchase payment under its "Right to Examine" provision (see "RIGHT TO REVOKE CONTRACT"), for the first 14 days following the date of issue, all Fund investments and allocations to the Guarantee Period Accounts will be allocated to the Money Market Fund. Thereafter, all amounts will be allocated according to your investment choices. For a more detailed description of the Funds, see "THE PALLADIAN-SM- TRUST" and "ALLMERICA INVESTMENT TRUST," and "INVESTMENT OBJECTIVES AND POLICIES."

GUARANTEE PERIOD ACCOUNTS -- Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account. Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guarantee Interest Rate depends on the number of years of the Guarantee Period selected. The Company currently makes available seven Guarantee Periods ranging from three to ten years in duration (excluding a four-year Guarantee Period.) Once declared, the Guarantee Interest Rate will not change during the duration of the Guarantee Period. If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the Account's value. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "Guarantee Period Accounts."

FIXED ACCOUNT. The Fixed Account is part of the General Account which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. Furthermore, the initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."


WHO ARE THE INVESTMENT ADVISORS?



THE PALLADIAN-SM- TRUST. Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM- Trust and is responsible for general investment supervisory services to the Portfolios. PAI has retained the services of Tremont Partners, Inc. ("Tremont") to provide research concerning registered investment advisors to be retained by the Trust as Portfolio Managers, to monitor and assist PAI with the periodic revaluation of existing Portfolio Managers and to make periodic reports to PAI and The Palladian-SM- Trust.


The Portfolio Managers of the five Portfolios of The Palladian-SM- Trust are as follows:

PORTFOLIO                                            PORTFOLIO MANAGER
---------------------------------------------------  ---------------------------------------------------
Value Portfolio                                      GAMCO Investors, Inc.
Growth Portfolio                                     Stonehill Capital Management, Inc.
International Growth Portfolio                       Bee & Associates Incorporated
Global Strategic Income Portfolio                    Fischer Francis Trees & Watts, Inc.
Global Interactive/Telecomm Portfolio                GAMCO Investors, Inc.


ALLMERICA INVESTMENT TRUST. Allmerica Investment Management Company, Inc. is the investment manager of Allmerica Investment Trust and, subject to the direction of its Board of Trustees, handles the day-to-day affairs of the Trust. Allmerica Investment Management Company, Inc. has entered into a Sub-Advisor Agreement with its affiliate, Allmerica Asset Management, Inc., for investment management services for the Money Market Fund. Both Allmerica Investment Management Company, Inc. and Allmerica Asset Management, Inc. are located at 440 Lincoln Street, Worcester, Massachusetts 01653.


For more information, see "The Palladian-SM- Trust" and "Allmerica Investment Trust."

CAN I MAKE TRANSFERS AMONG THE FUNDS?

Yes. Prior to the Annuity Date, you may transfer among the Funds, the Guarantee Period Accounts, and the Fixed Account. You will incur no current taxes on transfers while your money remains in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See "TRANSFER PRIVILEGE."

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of your payments are flexible, subject to the minimum and maximum payments stated in "PAYMENTS."

WHAT IF I NEED MY MONEY BEFORE MY ANNUITY PHASE BEGINS?

You can withdraw the greater of 100% of cumulative earnings or 15% of the total Accumulated Value per calendar year without a surrender charge. You may surrender your Contract or make withdrawals any time before your annuity phase begins, subject to the restrictions discussed in "Surrender," "Withdrawals," and "GUARANTEE PERIOD ACCOUNTS." Certain charges may apply (see "CHARGES AND DEDUCTIONS"), and there may be a tax penalty assessed under the Internal Revenue Code ("the Code"). See "FEDERAL TAX CONSIDERATIONS."

WHAT HAPPENS UPON DEATH DURING MY ACCUMULATION PHASE?

If the Annuitant, Contract Owner or Joint Owner should die before the Annuity Date, a death benefit will be paid to the beneficiary. Upon the death of the Annuitant (or an Owner who is also an Annuitant), the death benefit is equal to the GREATEST of:

        - The Accumulated Value increased by any positive Market Value
          Adjustment;

        - Gross payments, with interest accumulating daily at an annual rate of 5% starting on the date each payment was applied, reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the death benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal); or

        - The death benefit that would have been payable on the most recent Contract anniversary, increased for subsequent payments and reduced proportionately to reflect withdrawals after that date.

If an Owner who is not also the Annuitant dies during the Accumulation phase, the death benefit will equal the Accumulated Value of the Contract increased by any positive Market Value Adjustment. If the Annuitant dies after the Annuity Date but before all guaranteed annuity benefit payments have been made, the remaining payments will be paid to the beneficiary at least as rapidly as under the annuity option in effect. See "Death Benefit."

WHAT ARE MY ANNUITY PAYOUT OPTIONS UNDER THE CONTRACT?

You may choose variable annuity benefit payments based on the investment performance of certain Funds, fixed-amount annuity benefit payments, or a combination of fixed-amount and variable annuity benefit payments. Fixed-amount payments are guaranteed by the Company. See "DESCRIPTION OF THE CONTRACT" for information about annuity benefit payment options, selecting the Annuity Date, and how annuity benefit payments are calculated.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

At each Contract anniversary and upon surrender, if the Accumulated Value is $100,000 or less, the Company will deduct a $30 Contract fee from your Contract. There will be no Contract fee if the Accumulated Value is $100,000 or more. The Contract fee is waived for contracts issued to and maintained by a trustee of a 401(k) plan.

Should you decide to surrender the Contract, make withdrawals, or receive payments under certain annuity options, you may be subject to a contingent deferred sales charge. If applicable, this charge will be between 1% and 7% of payments withdrawn, based on when the payments were made.

Depending upon the state in which you live, a deduction for state and local premium taxes, if any, may be made as described under "Premium Taxes."

Currently, the Company does not charge for processing transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge which is guaranteed never to exceed $25.

The Company will deduct a daily Mortality and Expense Risk Charge and Administrative Expense Charge equal to 1.25% and 0.20%, respectively, of the average daily net assets invested in each Fund. The Funds will incur certain management fees and expenses which are more fully described in "ANNUAL AND TRANSACTION EXPENSES" and in the prospectus of the Funds, which accompanies this Prospectus.

For more information, see "CHARGES AND DEDUCTIONS."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

There are several changes you can make after receiving your Contract:

        - You may assign your ownership to someone else, except under certain qualified plans.

        - You may change the beneficiary, unless you have designated a beneficiary irrevocably.

        - You may change the allocation of payments, with no tax consequences under current law.

        - You may make transfers of Contract value among your current investments.

        - You may cancel your Contract within 10 days of delivery, as discussed above.

        - You may select the form and timing of annuity benefit payments.

                        ANNUAL AND TRANSACTION EXPENSES

The purpose of the following tables is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly or indirectly under the Contracts. The tables reflect charges under the Contract, expenses of the Sub-Accounts, and expenses of the Underlying Series. In addition to the charges and expenses described below, in some states premium taxes may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

                                                                         CONTRACT
                                                                           YEAR
                                                                        AFTER DATE
                                                                            OF
Contingent Deferred Sales Charge                                         PAYMENT      CHARGE
                                                                       ------------  ---------
  The charge (as a percentage of payments, applied to the amount           0-1              7%
  surrendered in excess of the amount, if any, which                        2               6%
  may be surrendered free of charge) will be assessed                       3               5%
  upon surrender, redemption, or annuitization under any                    4               4%
  commutable period certain option or a noncommutable                       5               3%
  period certain less than 10 years.                                        6               2%
                                                                            7               1%
                                                                       more than 7          0%
TRANSFER CHARGE
  The Company currently makes no charge for processing transfers. The                     None
  Company guarantees that the first twelve transfers in a Contract year will be free of a transfer charge. For the thirteenth and each subsequent transfer, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse the Company for the costs of processing the transfer.

ANNUAL CONTRACT FEE
  An annual Contract fee, equal to $30, is deducted when the                               $30
  Accumulated Value is less than $100,000. The Contract fee is currently waived for contracts issued to a trustee of a 401(k)
  plan, but the Company reserves the right to impose the Contract fee on such contracts.
VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)
Mortality and Expense Risk Charge                                                        1.25%
Variable Account Administrative Expense Charge                                           0.20%
                                                                                     ---------
Total Annual Expenses                                                                    1.45%


FUND EXPENSES
(annual basis as percentage of average daily net assets)


                                                                                               OTHER
                                                                                              EXPENSES
                                                                                             (AFTER ANY          TOTAL
                                                                          MANAGEMENT         APPLICABLE        OPERATING
FUND                                                                         FEES          REIMBURSEMENT)       EXPENSES
----------------------------------------------------------------------  ---------------  ------------------  --------------
Value Portfolio                                                               0.80%(1)          0.85%(2)          1.65%
Growth Portfolio                                                              0.80%(1)          1.10%(2)          1.90%
International Growth Portfolio                                                0.80%(1)          1.23%(2)          2.03%
Global Strategic Income Portfolio                                             0.80%(1)          1.23%(2)          2.03%
Global Interactive/Telecomm Portfolio                                         0.80%(1)          0.96%(2)          1.76%
Money Market Fund                                                             0.29%             0.07%             0.36%(3)


(1) The total advisory fee for the Portfolios of The Palladian-SM- Trust for the first 12 months of operations is 0.80% of its average daily net assets. After that time, there is an incentive fee arrangement. The base fee is 2.00%, but may vary from between 0.00% to 4.00%, depending on the Portfolio's performance.


(2) Based on estimated expenses for the current fiscal year. No expense limitations have been declared.



(3) Under the Management Agreement with Allmerica Investment Trust, Allmerica Investment Management Company, Inc. ("Manager") has declared a voluntary expense limitation of 0.60% for the Money Market Fund. No reimbursement was provided in 1995 as the total operating expenses were less than the expense limitation.


The following examples demonstrate the cumulative expenses which would be paid by the Contract Owner at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets, as required by rules of the SEC. Because the expenses of the Funds differ, separate examples are used to illustrate the expenses incurred by a contract owner on an investment in the various Sub-Accounts.

THE INFORMATION GIVEN UNDER THE FOLLOWING EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(a) If, at the end of the applicable period, you surrender your contract or annuitize* under a commutable variable period certain option or a noncommutable period certain option of less than ten years or any fixed period certain option, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

FUND                                                                             1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Value Portfolio                                                                 $      92    $     142    $     193    $     345
Growth Portfolio                                                                $      95    $     149    $     204    $     368
International Growth Portfolio                                                  $      96    $     153    $     210    $     380
Global Strategic Income Portfolio                                               $      96    $     153    $     210    $     380
Global Interactive/Telecomm Portfolio                                           $      93    $     145    $     198    $     355
Money Market Fund                                                               $      80    $     105    $     130    $     217

b) If, at the end of the applicable time period, you annuitize* under a life option or a noncommutable period certain option of ten years or longer, or if you do not surrender or annuitize your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

FUND                                                                             1 YEAR       3 YEARS      5 YEARS     10 YEARS
-----------------------------------------------------------------------------  -----------  -----------  -----------  -----------
Value Portfolio                                                                 $      32    $      97    $     165    $     345
Growth Portfolio                                                                $      34    $     104    $     177    $     368
International Growth Portfolio                                                  $      36    $     108    $     183    $     380
Global Strategic Income Portfolio                                               $      36    $     108    $     183    $     380
Global Interactive/Telecomm Portfolio                                           $      33    $     100    $     170    $     355
Money Market Fund                                                               $      19    $      58    $     100    $     217

As required in rules promulgated under the 1940 Act, the Contract fee is reflected in the examples by a method to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the contracts. The resulting percentage is 0.076%, and the amount of the Contract fee is assumed to be $.075 in the examples.

* The Contract fee is not deducted after annuitization. No contingent deferred sales charge is assessed at the time of annuitization under an option including a life contingency or under a noncommutable period certain option of ten years or longer.

                            PERFORMANCE INFORMATION

The Contract was first offered to the public in 1996. The Company, however, may advertise "Total Return and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts, the Funds, and assuming that the Contract is surrendered at the end of the applicable period.


The "Total Return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by certain charges, and expressed as a percentage of the investment. The "Average Annual Total Return" represents the average annual percentage change in the value of an investment in a Sub-Account over a given period of time. "Average Annual Total Return" represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.



The "Yield" of the Sub-Account investing in the Money Market Fund of the Allmerica Investment Trust refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized "Yield" is shown as a percentage of the investment. The "Effective Yield" calculation is similar, but when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the "Effective Yield" will be slightly higher than the "Yield" because of the compounding effect of this assumed reinvestment.

The Total Return, Average Annual Total Return, Yield, and Effective Yield figures are adjusted to reflect the Sub-Account's asset charges. The Total Return figures also reflect the $30 annual Contract fee and the contingent deferred sales charge which would be assessed if the investment were completely surrendered at the end of the specified period.

The Company also may advertise supplemental total return performance information. Supplemental total return refers to the total of the income generated by an investment in the Sub-Account and of the changes in value of the principal invested (due to realized and unrealized capital gains or losses), adjusted by the Sub-Account's annual asset charges, and expressed as a percentage of the investment. Because it is assumed that the investment is NOT surrendered at the end of the specified period, the contingent deferred sales charge is NOT included in the calculation of supplemental total return.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S & P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable annuity variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

                              WHAT IS AN ANNUITY?

In general, an annuity is an insurance contract designed to provide a retirement income in the form of periodic payments for the lifetime of the Contract Owner or an individual chosen by the Contract Owner. The retirement income payments are called "annuity benefit payments" and the individual receiving the payments is called the "Annuitant." Annuity benefit payments begin on the Annuity Date.

Under an annuity contract, the insurance company assumes a mortality risk and an expense risk. The mortality risk arises from the insurance company's guarantee that annuity benefit payments will continue for the life of the Annuitant, regardless of how long the Annuitant lives or how long all Annuitants as a group live. The expense risk arises from the insurance company's guarantee that charges will not be increased beyond the limits specified in the Contract, regardless of actual costs of operations.

The Contract Owner's payments, less any applicable deductions, are invested by the insurance company. After retirement, annuity benefit payments are paid to the Annuitant for life or for such other period chosen by the Contract Owner. In the case of a "fixed" annuity, the value of these annuity benefit payments is guaranteed by the insurance company, which assumes the risk of making the investments to enable it to make the guaranteed payments. For more information about fixed annuities see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT." With a variable annuity, the value of the Contract and the annuity benefit payments are not guaranteed but will vary depending on the investment performance of a portfolio of securities. Any investment gains or losses are reflected in the value of the Contract and in the annuity benefit payments. If the portfolio increases in value, the value of the Contract increases. If the portfolio decreases in value, the value of the Contract decreases.

                          RIGHT TO REVOKE OR SURRENDER

A Contract Owner may revoke the Contract within 10 days after receipt of the Contract. In order to revoke the Contract, the Contract Owner must mail or deliver the Contract to the principal office of the Company at 440 Lincoln Street, Worcester, Massachusetts 01653, or to an Allmerica Financial agent of the Company. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. Within seven days, the Company will send the Contract Owner a refund of the greater of (1) gross payments or
(2) the Accumulated Value plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees.

If on the date of revocation the Surrender Value of the Contract exceeds gross payments, the Company will treat the revocation request as a request for surrender (see "Surrender") and will pay the Contract Owner the Surrender Value of the Contract. The liability of the Variable Account under this provision is limited to the Contract Owner's Accumulated Value in the Variable Account on the date of cancellation. Any additional amounts refunded to the Contract Owner will be paid by the Company.

The refund of any premium paid by check may be delayed until the check has cleared the Contract Owner's bank.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
            THE PALLADIAN-SM- TRUST, AND ALLMERICA INVESTMENT TRUST

THE COMPANY -- The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. As of December 31, 1995, the Company and its subsidiaries had over $11 billion in combined assets and over $35.2 billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.


THE VARIABLE ACCOUNT -- The Fulcrum Separate Account (the "Variable Account") is a separate investment account of the Company with six Sub-Accounts. The assets used to fund the variable portions of the Contracts are set aside in Sub-Accounts kept separate from the general assets of the Company. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains, or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains, or capital losses of the Company. Under Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.


The Variable Account was authorized by vote of the Board of Directors of the Company on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the 1940 Act. This registration does not involve the supervision of management or investment practices or policies of the Variable Account by the SEC.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts.

THE PALLADIAN-SM- TRUST -- The Palladian-SM- Trust was established as a Massachusetts business trust on September 8, 1993, and is registered with the SEC as a management investment company. Five investment portfolios currently are available under the Contract. The assets of each Portfolio are held separate from the assets of the other Portfolios. Each Portfolio operates as a separate investment vehicle and the income or losses of one Portfolio have no effect on the investment performance of another Portfolio. Shares of The Palladian-SM- Trust are not offered to the general public, but solely to separate accounts of insurance companies for the purpose of providing a vehicle for the investment of assets.

Palladian-SM- Advisors, Inc. ("PAI") serves as overall manager of The Palladian-SM- Trust and is responsible for general investment supervisory services to the Portfolios. The Palladian-SM- Trust and PAI have retained several Portfolio Managers to manage the assets of each Portfolio. PAI has also retained Tremont Advisors, Inc. ("Tremont"), as Portfolio Advisor, to research, evaluate, recommend and monitor the Portfolio Managers. PAI is located at 4225 Executive Square, Suite 270, La Jolla, California 92037.

The five Portfolios of The Palladian-SM- Trust and their respective Portfolio Managers are as follows:

PORTFOLIO                                                  PORTFOLIO MANAGER
---------------------------------------------------------  ------------------------------------------
The Value Portfolio                                        GAMCO Investors, Inc.
The Growth Portfolio                                       Stonehill Capital Management, Inc.
The International Growth Portfolio                         Bee & Associates Incorporated
The Global Strategic Income Portfolio                      Fischer Francis Trees & Watts, Inc.
The Global Interactive/Telecomm Portfolio                  GAMCO Investors, Inc.

The Palladian-SM- Trust pays PAI and the Portfolio Managers a monthly fee (the "advisory fee") based on the average daily net assets of each Portfolio. Each Portfolio Manager is paid on an incentive fee basis, which could result in either higher than average advisory fees or, possibly, no advisory fee at all, depending on how well each Portfolio Manager performs. There are two components to the advisory fee: the basic fee and the incentive fee. The advisory fee is structured to vary based upon the Portfolio's performance (after expenses) compared to that of an appropriate market benchmark selected for that Portfolio. The total advisory fee for PAI, Tremont and the Portfolio Managers for the first 12 months of operations is, for each Portfolio, 0.80% of average daily net assets. As of February 1, 1997, the Management and Advisory fee schedule provides for an incentive performance fee for superior performance, and provides for a lower fee for sub-par performance. The base fee will be 2.00%, but it may vary from 0.00% to 4.00% depending on the Portfolio's performance. Each Portfolio Manager also has invested $1 million in the Portfolio it manages, so it is managing a portion of its money along with your money. PAI is responsible for paying the fee of Tremont, which is structured to vary based on how well the Portfolio Managers perform. See the prospectus of The Palladian-SM- Trust for more details.

ALLMERICA INVESTMENT TRUST -- Allmerica Investment Trust is an open-end, diversified, management investment company registered with the SEC under the 1940 Act.

Allmerica Investment Trust was established as a Massachusetts business trust on October 11, 1984, for the purpose of providing a vehicle for the investment of assets of various variable accounts established by the Company or other affiliated insurance companies. The Money Market Fund of Allmerica Investment Trust is currently available under the Contract. Shares of the Trust are not offered to the general public, but solely to such variable accounts. Other funds of Allmerica Investment Trust are not currently offered under the Contract.


Allmerica Investment Management Company, Inc. ("AIMCO") is the investment manager of Allmerica Investment Trust and, subject to the direction of the Board of Trustees, handles the day-to-day affairs of the Trust. AIMCO has entered into a Sub-Advisor Agreement with its affiliate, Allmerica Asset Management, Inc. ("AAM") for investment management services for the Money Market Fund. Under the Sub-Advisor Agreement, AAM is authorized to engage in portfolio transactions on behalf of the Money Market Fund, subject to such general or specific instructions as may be given by the

Trustees. The terms of the Sub-Advisor Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund. Both AIMCO and AAM are located at 440 Lincoln Street, Worcester, Massachusetts 01653.


Other than the expenses specifically assumed by AIMCO under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it, including fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933, other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commission, fees and expenses of the Trustees who are not affiliated with the Manager, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AIMCO will receive a fee, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund as follows: 0.35% on net asset value up to $50,000,000; 0.25% on the next $200,000,000; and 0.20% on the remainder. The fee is paid from the assets of the Money Market Fund. AIMCO is solely responsible for the payment of all fees for investment management services to AAM, which will be paid a fee of 0.10%, computed daily at an annual rate based on the average daily net asset value of the Money Market Fund.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THE PROSPECTUSES OF THE PALLADIAN-SM- TRUST AND ALLMERICA INVESTMENT TRUST WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of the Trusts are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved or that the value of a Contract will equal or exceed the aggregate amount of the payments made under the Contract.

VALUE PORTFOLIO seeks to make money for investors by investing primarily in companies that the Portfolio Manager believes are undervalued and that by virtue of anticipated developments may, in the Portfolio Manager's judgment, achieve significant capital appreciation.

GROWTH PORTFOLIO seeks to make money for investors by investing primarily in securities selected for their long-term growth prospects.

INTERNATIONAL GROWTH PORTFOLIO seeks to make money for investors by investing internationally for long-term capital appreciation, primarily in equity securities.

GLOBAL STRATEGIC INCOME PORTFOLIO seeks to make money for investors by investing for high current income and capital appreciation in a variety of domestic and foreign fixed-income securities.

GLOBAL INTERACTIVE/TELECOMM PORTFOLIO seeks to make money for investors primarily by investing globally in equity securities of companies engaged in the development, manufacture or sale of interactive and/or telecommunications services and products.


MONEY MARKET FUND seeks to obtain maximum current income consistent with the preservation of capital and liquidity. Allmerica Asset Management, Inc. is the Sub-Advisor of the Money Market Fund.


If there is a material change in the investment policy of a Fund, the Contract Owner will be notified of the change. If the Contract Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account or a Guarantee Period Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy or (2) the receipt of the notice of the Contract Owner's right to transfer.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Fund are no longer available for investment or if in the Company's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may redeem the shares of that Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Contract Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by the Contract Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing contract owners on a basis to be determined by the Company.

Shares of the Funds are also issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Funds also may be also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. Although the Company and the Trustees of The Palladian-SM- Trust and of Allmerica Investment Trust do not currently foresee any such disadvantages to either variable life insurance contract owners or variable annuity contract owners, the Company and the respective Trustees intend to monitor events in order to identify any material conflicts between such contract owners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes are made, the Company may, by appropriate endorsement, change the Contract to reflect the substitution or change and will notify contract owners of all such changes. If the Company deems it to be in the best interest of contract owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

                                 VOTING RIGHTS

The Company will vote Fund shares held by each Sub-Account in accordance with instructions received from contract owners and, after the Annuity Date, from the annuitants. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Fund together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions which are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the contract, the Company reserves the right to do so.

The number of votes which a contract owner or annuitant may cast will be determined by the Company as of the record date established by the Fund. During the accumulation period, the number of Fund shares attributable to each contract owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the contract by the net asset value of one Fund share. During the annuity period, the number of Fund shares attributable to each annuitant will be determined by dividing the reserve held in each Sub-Account for the annuitant's variable annuity by the net asset value of one Fund share. Ordinarily, the annuitant's voting interest in the Fund will decrease as the reserve for the variable annuity is depleted.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Funds are described in the Prospectus and Statement of Additional Information of The Palladian-SM- Trust and Allmerica Investment Trust.

A.  ANNUAL CHARGES AGAINST VARIABLE ACCOUNT ASSETS.

MORTALITY AND EXPENSE RISK CHARGE -- The Company makes a charge of 1.25% on an annual basis of the daily value of each Sub-Account's assets to cover the mortality and expense risk which the Company assumes in relation to the variable portion of the Contract. The charge is imposed during both the accumulation period and the annuity period. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity option selected), no matter how long the Annuitant (or other payee) lives and no matter how long all annuitants as a class live. Therefore, the mortality charge is deducted during the annuity phase on all contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

Since mortality and expense risks involve future contingencies which are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each. The Company estimates that a reasonable allocation might be 0.80% for mortality risk and 0.45% for expense risk.

ADMINISTRATIVE EXPENSE CHARGE -- The Company assesses each Sub-Account with a daily charge at an annual rate of 0.20% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation period and the annuity period. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account, without profits. However, there is no direct relationship between the amount of administrative expenses imposed on a given contract and the amount of expenses actually attributable to that contract.

Deductions for the Contract fee (described under B. CONTRACT FEE) and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract includes, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES -- Because the Sub-Accounts purchase shares of the Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The Prospectus and Statement of Additional Information of The Palladian-SM- Trust and Allmerica Investment Trust contain additional information concerning expenses of the Funds.

B.  CONTRACT FEE.


A $30 Contract fee currently is deducted on the Contract anniversary date and upon full surrender of the Contract when the Accumulated Value is less than $100,000. The Contract fee is waived for contracts issued to and maintained by the trustee of a 401(k) plan. Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the Value in each account. The portion of the charge deducted from each account will be equal to the percentage which the Value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the percentage of the charge deducted from that account.


C.  PREMIUM TAXES.

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%.

The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    (1) if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for these contracts at the time the payments are received); or

    (2) the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

D.  CONTINGENT DEFERRED SALES CHARGE.

No charge for sales expense is deducted from payments at the time the payments are made. However, a contingent deferred sales charge is deducted from the Accumulated Value of the Contract in the case of surrender of and/or withdrawals from the Contract or at the time annuity benefit payments begin, within certain time limits described below.

For purposes of determining the contingent deferred sales charge, the Accumulated Value is divided into three categories: (1) New Payments -- payments received by the Company during the seven years preceding the date of the surrender; (2) Old Payments -- Accumulated payments not defined as New Payments; and (3) Earnings -- the amount of Contract Value in excess of all payments that have not been previously surrendered. For purposes of determining the amount of any contingent deferred sales charge, surrenders will be deemed to be taken first from Old Payments, then from New Payments. Old Payments may be withdrawn from the Contract at any time without the imposition of a contingent deferred sales charge. If a withdrawal is attributable all or in part to New Payments, a contingent deferred sales charge may apply.

CHARGES FOR SURRENDER AND WITHDRAWALS. If the Contract is surrendered, or if New Payments are withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge may be imposed. The amount of the charge will depend upon the number of years that the New Payments, if any, to which the withdrawal is attributed have remained credited under the Contract. Amounts withdrawn are deducted first from Old Payments. Then, for the purpose of calculating surrender charges for New Payments, all amounts withdrawn are assumed to be deducted first from the earliest New Payment and then from the next earliest New Payment and so on, until all New Payments have been exhausted pursuant to the first-in-first-out ("FIFO") method of accounting. (See "FEDERAL TAX CONSIDERATIONS" for a discussion of how withdrawals are treated for income tax purposes.)

The Contingent Deferred Sales Charges are as follows:

 YEARS FROM DATE
       OF             CHARGE AS PERCENTAGE OF NEW
     PAYMENT               PAYMENTS WITHDRAWN
-----------------  ----------------------------------
   Less than 1                     7%
        2                          6%
        3                          5%
        4                          4%
        5                          3%
        6                          2%
        7                          1%
   Thereafter                      0%

The amount withdrawn equals the amount requested by the Contract Owner plus the charge, if any. The charge is applied as a percentage of the New Payments withdrawn, but in no event will the total contingent deferred sales charge exceed a maximum limit of 7.0% of total gross New Payments. Such total charge equals the aggregate of all applicable contingent deferred sales charges for surrender, withdrawals, and annuitization.

REDUCTION OR ELIMINATION OF WITHDRAWAL CHARGES. Where permitted by law, the Company will waive the contingent deferred sales charge in the event that an Owner (or the Annuitant, if the Owner is not an individual) is: (a) admitted to a medical care facility after the issue date of the Contract and remains confined there until the later of one year after the issue date or 90 consecutive days; (b) first diagnosed by a licensed physician as having a fatal illness after the issue date of the Contract; (c) physically disabled after the issue date of the Contract and before attaining age 65; or (d) commencing one year after issue of the Contract, is confined to a hospice or receives home health services, with certification from a licensed physician that the confinement to the hospice or receipt of home health care services is expected to continue until death. The Company may require proof of such disability and continuing disability, including written confirmation of receipt and approval of any claim for Social Security Disability Benefits and reserves the right to obtain an examination by a licensed physician of its choice and at its expense.

For purposes of the above provision, "medical care facility" means any state licensed facility or, in a state that does not require licensing, a facility that is operating pursuant to state law, providing medically necessary inpatient care which is prescribed in writing by a licensed "physician" and based on physical limitations which prohibit daily living in a non-institutional setting; "fatal illness" means a condition diagnosed by a licensed physician which is expected to result in death within two years of the diagnosis; and "physician" means a person other than the Owner, Annuitant or a member of one of their families who is state licensed to give medical care or treatment and is acting within the scope of that license.

Where contingent deferred sales charges have been waived under any one of the situations discussed above, no additional payments under this Contract will be accepted. Where permitted by law, no contingent deferred sales charge is imposed (and no commissions will be paid) on contracts issued where both the Contract Owner and the Annuitant on the date of issue are within the following classes of individuals ("eligible persons"): employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contract; officers, directors, trustees and employees of any of the Funds, investment managers or sub-advisors; and the spouses, children and other legal dependants (under age 21) of such eligible persons.


In addition, from time to time the Company may also reduce the amount of the contingent deferred sales, the period during which it applies, or both, when contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider (a) the size and type of group; (b) the total amount of payments to be received; (c) other transactions where sales expenses are likely to be reduced. Any reduction or elimination in the amount or duration of the contingent deferred sales charge will not discriminate unfairly between Contract Owners. The Company will not make any changes to this charge where prohibited by law.

WITHDRAWAL WITHOUT SURRENDER CHARGE. In each calendar year, the Company will waive the contingent deferred sales charge, if any, on an amount ("Withdrawal Without Surrender Charge") equal to the greatest of (1), (2) or (3):

    Where (1) is:

        The Accumulated Value as of the Valuation Date coincident with or next following the date of receipt of the request for withdrawal, reduced by total gross payments not previously withdrawn ("Cumulative Earnings")

    Where (2) is:


        15% of the Accumulated Value as of the Valuation Date coincident with or next following the date of receipt of the request for withdrawal, reduced by the total amount of any prior withdrawals made in the same calendar year to which no contingent deferred sales charge was applied


    Where (3) is:

        The amount calculated under the Company's life expectancy distribution (see "LED Distributions," below) whether or not the withdrawal was part of such distribution (applies only if Annuitant is also an Owner)

For example, an 81-year-old Owner/Annuitant with an Accumulated Value of $15,000, of which $1,000 is Cumulative Earnings, would have a Free Withdrawal Amount of $2,250, which is equal to the greatest of:

    (1) Cumulative Earnings ($1,000);

    (2) 15% of Accumulated Value ($2,250); or

    (3) Life Expectancy Distribution (see LED DISTRIBUTIONS, below) of 10.2% of Accumulated Value ($1,530).

The Withdrawal Without Surrender Charge will first be deducted from Cumulative Earnings. If the Withdrawal Without Surrender Charge exceeds Cumulative Earnings, the excess amount will be deemed withdrawn from payments not previously withdrawn on a last-in-first-out ("LIFO") basis. If more than one withdrawal is made during the year, on each subsequent withdrawal the Company will waive the contingent deferred sales load, if any, until the entire Withdrawal Without Surrender Charge amount has been withdrawn. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment.

LED DISTRIBUTIONS. Prior to the Annuity Date a Contract Owner who is also the Annuitant may elect to make a series of systematic withdrawals from the Contract according to a life expectancy distribution ("LED") option, by returning a properly signed LED request form to the Company's Principal Office. The LED option permits the Contract Owner to make systematic withdrawals from the Contract over his or her lifetime. The amount withdrawn from the Contract changes each year, because life expectancy changes each year that a person lives. For example, actuarial tables indicate that a person age 70 has a life expectancy of 16 years, but a person who attains age 86 has a life expectancy of another 6.5 years.

If the Contract Owner elects the LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Contract Owner's then life expectancy. The numerator of the fraction is 1 (one) and the denominator of the fraction is the remaining life expectancy of the Contract Owner, as determined annually by the Company. The resulting fraction, expressed as a percentage, is applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Contract Owner may elect monthly, bimonthly, quarterly, semiannual, or annual distributions, and may terminate the LED option at any time. The Contract Owner may also elect to receive distributions under an LED option which is determined on the joint life expectancy of the Contract Owner and a beneficiary. The Company may also offer other systematic withdrawal options.

If the Contract Owner makes withdrawals under the LED distribution prior to age 59 1/2, the withdrawals may be treated by the Internal Revenue Service ("IRS") as premature distributions from the Contract. The payments then would be taxed on an "income first" basis, and be subject to a 10% federal tax penalty. For more information, see "FEDERAL TAX CONSIDERATIONS," "B. Taxation of the Contracts in General." The LED will cease on the Annuity Date.

SURRENDERS. In the case of a complete surrender, the amount received by the Contract Owner is equal to the entire Accumulated Value under the Contract, net of the applicable contingent deferred sales charge on New Payments, the Contract Fee and any applicable tax withholding, and adjusted for any applicable Market Value Adjustment. Subject to the same rules applicable to withdrawals, the Company will not assess a contingent deferred sales charge on an amount equal to the greater of the Withdrawal Without Surrender Charge amount, described above, or the life expectancy distribution, if applicable.

Where a contract owner who is a trustee under a pension plan surrenders, in whole or in part, a contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the total Accumulated Value under the contract to other contracts issued by the Company and owned by the trustee, with no deduction for any otherwise applicable contingent deferred sales charge. Any such reallocation will be at the unit values for the Sub-Accounts as of the valuation date on which a written, signed request is received at the Company's Principal Office.

For further information on surrender and withdrawal, including minimum limits on amount withdrawn and amounts remaining under the Contract in the case of withdrawal, and important tax considerations, see "Surrender" and "Withdrawals" under "DESCRIPTION OF CONTRACT" and see "FEDERAL TAX CONSIDERATIONS."

CHARGE AT THE TIME ANNUITY BENEFIT PAYMENTS BEGIN. If any commutable period certain option or a non-commutable period certain option for less than ten years is chosen, a contingent deferred sales charge will be deducted from the Accumulated Value of the Contract if the Annuity Date occurs at any time when the surrender charge would still apply had the Contract been surrendered on the Annuity Date.

No contingent deferred sales charge is imposed at the time of annuitization in any Contract year under an option involving a life contingency or for any non-commutable period certain option for ten years or more. A Market Value Adjustment, however, may apply. See "Guarantee Period Accounts."

If an owner of a fixed annuity contract issued by the Company wishes to elect a variable annuity option, the Company may permit such owner to exchange, at the time of annuitization, the fixed contract for the Contract offered in this Prospectus. The proceeds of the fixed contract, minus any contingent deferred sales charge applicable under the fixed Contract if a period certain option is chosen, will be applied towards the variable annuity option desired by the owner. The number of Annuity Units under the option will be calculated using the Annuity Unit values as of the 15th of the month preceding the Annuity Date.

E.  TRANSFER CHARGE.

The Company currently makes no charge for processing transfers. The Company guarantees that the first twelve transfers in a Contract Year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year.

The Contract Owner may have automatic transfers of at least $100 a month made on a periodic basis (a) from the Sub-Account which invests in the Money Market Fund or the Global Strategic Portfolio or from the Fixed Account to one or more of the other Sub-Accounts; or (b) in order to reallocate Contract value among the Sub-Accounts. The first automatic transfer counts as one transfer towards the twelve transfers which are guaranteed to be free of a transfer charge in each contract year. For more information, see "The Contract Transfer Privilege."

                          DESCRIPTION OF THE CONTRACT

The Contract is designed for use in connection with several types of retirement plans, as well as for sale to individuals. Participants under such plans, as well as Contract Owners, Annuitants, and beneficiaries, are cautioned that the rights of any person to any benefits under such Contract may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract.

The Contract offered by this Prospectus may be purchased from representatives of Allmerica Investments, Inc. and of certain independent broker-dealers that are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (NASD). The Principal Underwriter of the Contract is Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, an indirect wholly owned subsidiary of First Allmerica.

Contract owners may direct any inquiries to Annuity Customer Services, Allmerica Financial Life Insurance and Annuity Company, 440 Lincoln Street, Worcester, Massachusetts 01653.

A.  PAYMENTS.

The Company's underwriting requirements, which include receipt of the initial payment and allocation instructions by the Company at its Principal Office, must be met before a contract can be issued. These requirements also may include the proper completion of an application; however, where permitted, the Company may issue a contract without completion of an application for certain classes of annuity contracts. Payments are to be made payable to the Company. A net payment is equal to the payment received less the amount of any applicable premium tax.

The initial net payment will be credited to the Contract as of the date that all issue requirements are properly met. If all issue requirements are not complied with within five business days of the Company's receipt of the initial payment, the payment will be returned unless the Contract Owner specifically consents to the holding of the initial payment until completion of any outstanding issue requirements. Subsequent payments will be credited as of the Valuation Date received at the Principal Office.

Payments are not limited as to frequency and number, but there are certain limitations as to amount. Currently, the initial payment must be at least $25,000. Under a salary deduction or monthly automatic payment plan, the minimum initial payment is $50. In all cases, each subsequent payment must be at least $50. Where the contribution on behalf of an employee under an employer-sponsored retirement plan is less than $600 but more than $300 annually, the Company may issue a contract on the employee, if the plan's average annual contribution per eligible plan participant is at least $600. The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Fund.

Generally, unless otherwise requested, all payments will be allocated among the accounts in the same proportion that the initial net payment is allocated, or, if subsequently changed, according to the most recent allocation instructions. To the extent permitted by state law, however, if the Contract is issued as an IRA, any portion of the initial net payment and of additional net payments received during the Contract's first 15 days measured from the date of issue, allocated to any Sub-Account and/or any Guarantee Period Account, will be held in the Money Market Fund until the end of the 15-day period. Thereafter, these amounts will be allocated as requested.

The Contract Owner may change allocation instructions for new payments pursuant to a written or telephone request. If telephone requests are elected by the Contract Owner, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of the Contract Owner identify themselves by name and identify the Annuitant by name, date of birth and social security number. All transfer instructions by telephone are tape recorded.

B.  TRANSFER PRIVILEGE.

At any time prior to the Annuity Date the Contract Owner may have amounts transferred among all accounts. Transfer values will be effected at the Accumulation Value next computed after receipt of the transfer order. The Company will make transfers pursuant to written or telephone requests. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Sub-Account which invests in the Money Market Fund.


DOLLAR COST AVERAGING AND AUTOMATIC REBALANCING OPTIONS. The Contract Owner may have automatic transfers of at least $100 each made on a periodic basis from the Money Market Fund, from the Fixed Account to one or more of the other Sub-Accounts ("Dollar Cost Averaging Option") or may elect automatic reallocation of Contract values among the Sub-Accounts ("Automatic Rebalancing Option"). Automatic transfers or automatic rebalancing may be made on a monthly, bimonthly, quarterly, semiannual or annual schedule. The first automatic transfer counts as one transfer towards the twelve transfers discussed below. Any subsequent automatic transfer will not count as a transfer for the purposes of the charge. The Dollar Cost Averaging Option and the Automatic Rebalancing Option may not be in effect at the same time.


Currently, the Company makes no charge for transfers. The first twelve (12) transfers in a Contract year are guaranteed to be free of any charge. For each subsequent transfer in a Contract year the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers.

C.  SURRENDER.

At any time prior to the Annuity Date, the Contract Owner may surrender the Contract and receive its Accumulated Value, less applicable charges and adjusted for any Market Value Adjustment ("Surrender Amount"). The Contract Owner must return the Contract and a signed, written request for surrender, satisfactory to the Company, to the Company's Principal Office. The amount payable to the Contract Owner upon surrender will be based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Company's Principal Office.

Before the Annuity Date, a contingent deferred sales charge may be deducted when a Contract is surrendered if payments have been credited to the Contract during the last seven full contract years. See "CHARGES AND DEDUCTIONS." The Contract Fee will be deducted upon surrender of the Contract.

After the Annuity Date, only Contracts under which future annuity benefit payments are limited to a specified period (as specified in the Period Certain Annuity Option) may be surrendered. The Surrender Value is the commuted value of any unpaid installments, computed on the basis of the assumed interest rate incorporated in such annuity benefit payments. No contingent deferred sales charge is imposed after the Annuity Date.

Any amount surrendered is normally payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has by order permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of each separate account is not reasonably practicable.

The right is reserved by the Company to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

The surrender rights of Contract Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program (Texas ORP) are restricted; see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax-Exempt Organizations" and "J. Texas Optional Retirement Program."

For important tax consequences which may result from surrender, see "FEDERAL TAX CONSIDERATIONS."

D.  WITHDRAWALS.

At any time prior to the Annuity Date, a Contract Owner may withdraw a portion of the Accumulated Value of his or her Contract, subject to the limits stated below. The Contract Owner must file a signed, written request for withdrawals, satisfactory to the Company, at the Company's Principal Office. The written request must indicate the dollar amount the Contract Owner wishes to receive and the accounts from which such amount is to be withdrawn. The amount withdrawn equals the amount requested by the Contract Owner plus any applicable contingent deferred sales charge, as described under "CHARGES AND DEDUCTIONS." In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under "GUARANTEE PERIOD ACCOUNTS."

Where allocations have been made to more than one account, a percentage of the withdrawal may be allocated to each such account. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn, computed as of the Valuation Date that the request is received at the Company's Principal Office.

Each withdrawal must be in a minimum amount of $100. No withdrawals will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000. Withdrawals will be paid in accordance with the time limitations described under "Surrender."

After the Annuity Date, only Contracts under which future variable annuity benefit payments are limited to a specified period may be withdrawn. A withdrawal after the Annuity Date will result in cancellation of a number of Annuity Units equivalent in value to the amount withdrawn.

For important restrictions on withdrawals which are applicable to Contract Owners who are participants under Section 403(b) plans or under the Texas ORP, see "FEDERAL TAX CONSIDERATIONS," "I. Public School Systems and Certain Tax-Exempt Organizations" and "J. Texas Optional Retirement Program."

For important tax consequences which may result from surrender and withdrawals, see "FEDERAL TAX CONSIDERATIONS."

E.  DEATH BENEFIT.

In the event that the Annuitant, Owner or Joint Owner, if applicable, dies while the Contract is in force, the Company will pay the Beneficiary a death benefit, except where the Contract is continued in force as provided in "F. "THE SPOUSE OF THE CONTRACT OWNER AS BENEFICIARY." The amount of the death benefit and the time requirements for receipt of payment may vary depending upon whether the Annuitant or an Owner dies first and whether death occurs prior to or after the Annuity Date.

DEATH OF THE ANNUITANT PRIOR TO THE ANNUITY DATE. At the death of the Annuitant (including an Owner who is also the Annuitant), the benefit is equal to the greatest of (a) the Accumulated Value under the Contract increased for any positive Market Value Adjustment; (b) gross payments accumulated at 5% annual interest starting on the date each payment is applied, reduced proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the death benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal); or (c) the death benefit that would have been payable on the most recent Contract anniversary, increased for subsequent payment and reduced proportionately to reflect withdrawals after that date.

DEATH OF AN OWNER WHO IS NOT ALSO THE ANNUITANT PRIOR TO THE ANNUITY DATE. If an Owner who is not also the Annuitant dies before the Annuity Date, the death benefit will be the Accumulated Value increased by any positive Market Value Adjustment. The death benefit will never be reduced by a negative Market Value Adjustment.

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit will generally be paid to the Beneficiary in one sum within 7 business days of the receipt of due proof of death at the Company's Principal Office unless the Owner has specified a death benefit annuity option. Instead of payment in one sum, the Beneficiary may, by written request, elect to:

    (a) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (b) receive a life annuity or an annuity for a period certain not extending beyond the Beneficiary's life expectancy, with annuity benefit payments beginning one year from the date of death.

If distribution of the death benefit is deferred under (a) or (b), any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Money Market Fund. The excess, if any, of the death benefit over the Accumulated Value will also be added to the Money Market Fund. The Beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (b), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

With respect to the death benefit, the Accumulated Value under the Contract will be based on the unit values next computed after due proof of the death has been received.

DEATH OF THE ANNUITANT AFTER THE ANNUITY DATE. If the Annuitant's death occurs on or after the Annuity Date but before completion of all guaranteed annuity benefit payments, any unpaid amounts or installments will be paid to the Beneficiary. The Company must pay out the remaining payments at least as rapidly as under the payment option in effect on the date of the Annuitant's death.

F.  THE SPOUSE OF THE CONTRACT OWNER AS BENEFICIARY.

The Contract Owner's spouse, if named as the sole primary beneficiary, may by written request continue the Contract in lieu of receiving the amount payable upon death of the Contract Owner. Upon such election, the spouse will become the Owner and Annuitant subject to the following: (a) any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Money Market Fund; (b) the excess, if any, of the death benefit over the Contract's Accumulated Value will also be added to the Sub-Account investing in the Money Market Fund. Additional payments may be made; however, a surrender charge will apply to these amounts. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of such new Contract Owner will not be entitled to continue the Contract upon such new Owner's death.

G.  ASSIGNMENT.

The Contract, other than those sold in connection with certain qualified plans, may be assigned by the Contract Owner at any time prior to the Annuity Date and while the Annuitant is alive (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Contract Owner in full settlement of all liability under the Contract. The interest of the Contract Owner and of any beneficiary will be subject to any assignment.

H.  ELECTING THE FORM OF ANNUITY AND THE ANNUITY DATE.

Subject to certain restrictions described below, the Contract Owner has the right (1) to select the annuity option under which annuity benefit payments are to be made, and (2) to determine whether payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. Annuity benefit payments are determined according to the annuity tables in the Contract, by the annuity option selected, and by the investment performance of the Sub-Account(s) selected. To the extent a fixed annuity payout is selected, Accumulated Value will be transferred to the Fixed Account of the Company, and the annuity benefit payments will be fixed in amount. See APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

Under a variable annuity payout, a payment equal to the value of the fixed number of Annuity Units in the Sub-Account(s) is made monthly, quarterly, semiannually or annually. Since the value of an Annuity Unit in a Sub-Account will reflect the investment performance of the Sub-Account, the amount of each annuity benefit payment will vary.

The annuity option selected must produce an initial payment of at least $50 (a lower amount may be required in some states). The Company reserves the right to increase this minimum amount. If the annuity option(s) selected does not produce an initial payment which meets this minimum, a single payment will be made. Once the Company begins making annuity benefit payments, the Annuitant cannot make withdrawals or surrender the annuity benefit, except in the case where future annuity benefit payments are limited to a "period certain." Only beneficiaries entitled to receive remaining payments for a "period certain" may elect to instead receive a lump sum settlement.

The Annuity Date is selected by the Contract Owner. To the extent permitted in the Contract Owner's state, the Annuity Date may be the first day of any month
(a) before the Annuitant's 85th birthday, if the Annuitant's age at the date of issue of the Contract is 75 or under; or (b) within 10 years from the date of issue of the Contract and before the Annuitant's 90th birthday, if the Annuitant's age at the date of issue is between 76 and 90. The Contract Owner may elect to change the Annuity Date by sending a request to the Company's Principal Office at least one month before the new Annuity Date. The new Annuity Date must be the first day of any month occurring before the Annuitant's 90th birthday and must be within the life expectancy of the Annuitant. The Company shall determine such life expectancy at the time a change in Annuity Date is requested. The Code and the terms of qualified plans impose limitations on the age at which annuity benefit payments may commence and the type of annuity option selected. See "FEDERAL TAX CONSIDERATIONS" for further information.

If the Contract Owner does not elect otherwise, a variable life annuity with periodic payments for 10 years guaranteed will be purchased. Changes in either the Annuity Date or annuity option can be made up to one month prior to the Annuity Date.

I.  DESCRIPTION OF VARIABLE ANNUITY OPTIONS.

The Company provides the variable annuity options described below. Currently, Variable annuity options may be funded through the Sub-Accounts investing in the Portfolios and the Money Market Fund.

The Company also provides these same options funded through the Fixed Account (fixed-amount annuity option). Regardless of how payments were allocated during the accumulation period, any of the variable annuity options or the fixed-amount options may be selected, or any of the variable annuity options may be selected in combination with any of the fixed-amount annuity options. Other annuity options may be offered by the Company.

VARIABLE LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS. This variable annuity is payable periodically during the lifetime of the payee with the guarantee that if the payee should die before all payments have been made, the remaining annuity benefit payments will continue to the Beneficiary.

VARIABLE LIFE ANNUITY PAYABLE PERIODICALLY DURING THE LIFETIME OF THE PAYEE ONLY. It would be possible under this option for the Annuitant to receive only one annuity benefit payment if the Annuitant dies prior to the due date of the second annuity benefit payment, two annuity benefit payments if the Annuitant dies before the due date of the third annuity benefit payment, and so on. Payments, however, will continue during the lifetime of the payee, no matter how long the payee lives.

UNIT REFUND VARIABLE LIFE ANNUITY. This is an annuity payable periodically during the lifetime of the payee with the guarantee that if (1) exceeds (2) then periodic variable annuity benefit payments will continue to the Beneficiary until the number of such payments equals the number determined in (1).

Where:

    (1) is the dollar amount of the Accumulated Value divided by the dollar amount of the first payment; and

    (2) is the number of payments paid prior to the death of the payee.

JOINT AND SURVIVOR VARIABLE LIFE ANNUITY This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. The amount of each payment to the survivor is based on the same number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be either the person designated as the Annuitant in the Contract or the Beneficiary. There is no minimum number of payments under this option.

JOINT AND TWO-THIRDS SURVIVOR VARIABLE LIFE ANNUITY This variable annuity is payable jointly to two payees during their joint lifetime, and then continues thereafter during the lifetime of the survivor. However, the amount of each periodic payment to the survivor is based upon two-thirds of the number of Annuity Units which applied during the joint lifetime of the two payees. One of the payees must be the person designated as the Annuitant in the Contract or the Beneficiary. There is no minimum number of payments under this option.

PERIOD CERTAIN VARIABLE ANNUITY This variable annuity has periodic payments for a stipulated number of years ranging from one to 30.

It should be noted that the Period Certain Option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made. Although not contractually required to do so, the Company currently follows a practice of permitting persons receiving payments under the Period Certain Option to elect to convert to a variable annuity involving a life contingency. The Company may discontinue or change this practice at any time, but not with respect to election of the option made prior to the date of any change in this practice. See "FEDERAL TAX CONSIDERATIONS" for a discussion of the possible adverse tax consequences of selecting a Period Certain Option.

J.  NORRIS DECISION.

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on the greater of (1) the Company's unisex Non-Guaranteed Current Annuity Option Rates or (2) the guaranteed unisex rates described in such Contract, regardless of whether the Annuitant is male or female.

K.  COMPUTATION OF VALUES AND ANNUITY BENEFIT PAYMENTS.

THE ACCUMULATION UNIT. Each net payment is allocated to the account(s) selected by the Contract Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the net payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date the payment is received at the Company's Principal Office. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account and will reflect the investment performance, expenses and charges of its Funds. The value of an Accumulation Unit was set at $1.00 on the first Valuation Date for each Sub-Account.

Allocations to Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See Appendix B.

The Accumulated Value under the Contract is determined by (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date, (2) adding the products, and (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

NET INVESTMENT FACTOR. The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result from dividing (a) by (b) and subtracting (c) and (d) where:

    (a) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (b) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (c) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

    (d) is an administrative charge of 0.20% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of Accumulation Unit calculation using a hypothetical example see "ANNUITY PAYMENTS" in the Statement of Additional Information.

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the Annuitant's monthly annuity benefit payments under a variable annuity option. The value of an

Annuity Unit in each Sub-Account initially was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of such unit on the immediately preceding Valuation Date, multiplied by the product of (1) the net investment factor of the Sub-Account for the current Valuation Period and (2) a factor to adjust benefits to neutralize the assumed interest rate. The assumed interest rate, discussed below, is incorporated in the variable annuity options offered in the Contract.

DETERMINATION OF THE FIRST AND SUBSEQUENT ANNUITY BENEFIT PAYMENTS. The first periodic annuity benefit payment is based upon the Accumulated Value as of a date not more than four weeks preceding the date that the first annuity benefit payment is due. Currently, variable annuity benefit payments are made on the first of a month based on unit values as of the 15th day of the preceding month.

The Contract provides annuity rates which determine the dollar amount of the first periodic payment under each form of annuity for each $1,000 of applied value. For Life Option and Noncommutable Period Certain Options of 10 or more years, the annuity value is the Accumulated Value less any premium taxes and adjusted for any Market Value Adjustment. For commutable period certain options or any period certain option less than 10 years, the value is the Surrender Value less any premium tax. For a death benefit annuity, the annuity value will be the amount of the death benefit. The annuity rates in the Contract are based on a modification of the 1983(a) Individual Mortality Table on rates.

The amount of the first monthly payment depends upon the form of annuity selected, the sex (however, see "J. NORRIS Decision") and age of the Annuitant and the value of the amount applied under the annuity option. The variable annuity options offered by the Company are based on a 3 1/2% assumed interest rate. Variable payments are affected by the assumed interest rate used in calculating the annuity option rates. Variable annuity benefit payments will increase over periods when the actual net investment result of the Sub-Account(s) funding the annuity exceeds the equivalent of the assumed interest rate for the period. Variable annuity benefit payments will decrease over periods when the actual net investment result of the respective Sub-Account is less than the equivalent of the assumed interest rate for the period.

The dollar amount of the first periodic annuity benefit payment under life annuity options and non-commutable period certain options of 10 years or more is determined by multiplying (1) the Accumulated Value applied under that option (after application of any Market Value Adjustment and less premium tax, if any) divided by $1,000, by (2) the applicable amount of the first monthly payment per $1,000 of value. For commutable period certain options and any period certain option of less than 10 years, the Surrender Value less premium taxes, if any, is used rather than the Accumulated Value. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed under all annuity options except the joint and two-thirds survivor annuity option. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity unit on the applicable Valuation Date.

After the first benefit payment, the dollar amount of each periodic variable annuity benefit payment will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s). The dollar amount of each fixed amount annuity benefit payment is fixed and will not change, except under the joint and two-thirds survivor annuity option.

The Company may, from time to time, offer its contract owners both fixed and variable annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all contract owners of the same class.

For an illustration of a variable annuity benefit payment calculation using a hypothetical example, see "ANNUITY PAYMENTS" in the Statement of Additional Information.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the Securities Act of 1933 or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this annuity Contract or any benefits offered under these accounts may be subject to the provisions of the Securities Act of 1933 relating to the accuracy and completeness of statements made in this Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, there currently are seven Guarantee Periods available under the Contract with durations of three, five, six, seven, eight, nine and ten years. Each Guarantee Period Account established for the Contract Owner is accounted for separately in a non-unitized segregated account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time-to-time by the Company in accordance with market conditions; however, once an interest rate is in effect for a Guarantee Period Account, the Company may not change it during the duration of the Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when the Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.


Contract Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Contract Owner allocates or transfers amounts to a Guarantee Period Account except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Fund. The Contract Owner may allocate amounts to any of the Guarantee Periods available. Notwithstanding any other provision in this Prospectus, with respect to contracts issued in Pennsylvania, no amounts may be allocated or transferred to any Guarantee Period that would extend more than six months beyond the Annuity Date in effect on the date the allocation or transfer is effected.


At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Contract Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value will be automatically applied to a new Guarantee Period Account with the same duration unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date; or (2) the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Money Market Fund. Where amounts have been automatically renewed into a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or a surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the

Contract's Accumulated Value. See "Death Benefit." A Market Value Adjustment will apply to all other transfers, withdrawals, or a surrender. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account before deduction of any Surrender Charge by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                             [(1+i)/(1+j)]n/365 -1

where:

i is the Guaranteed Interest Rate expressed as a decimal (for example: 3% = 0.03) being credited to the current Guarantee Period;

j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

n is the number of days remaining from the effective Valuation Date to the end of the current Guarantee Period.

If the Guaranteed Interest Rate being credited is lower than the new Guaranteed Interest Rate, the Market Value Adjustment will decrease the Guarantee Period Account value. Similarly, if the Guaranteed Interest Rate being credited is higher than the new Guaranteed Interest Rate, the Market Value Adjustment will increase the Guarantee Period Account value. The Market Value Adjustment will never result in a change to the value more than the interest earned in excess of the Minimum Guarantee Period Account Interest Rate, compounded annually from the beginning of the current Guarantee Period. For examples of how the Market Value Adjustment works, See Appendix B.

PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL -- Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company will then compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that it will grow pre-tax to equal the amount of the entire initial payment. The required amount is then allocated to the pre-selected Guarantee Period Account. The balance of the initial payment is allocated among the other investment options selected by the Contract Owner. As discussed in "A. Payments," if the Contract is issued as an IRA, the allocation to the Guarantee Period Account and to any Sub-Account will be held in the Money Market Fund for the first 15 days.

WITHDRAWALS -- Prior to the Annuity Date, the Contract Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "Withdrawals" and "Surrender." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: a) a Market Value Adjustment will apply to all withdrawals, including Withdrawals without Surrender Charge, unless made at the end of the Guarantee Period; and b) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable. If a contingent deferred sales charge applies to the withdrawal, it will be calculated as set forth under "Contingent Deferred Sales Charge" after application of the Market Value Adjustment.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of the Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Contract Owner, Annuitant, or Beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS.


IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISOR SHOULD ALWAYS BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.


The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners and with respect to each separate account as though that separate account were a separate taxable entity.


The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"). The Company files a consolidated tax return with its affiliates.


The IRS has issued regulations relating to the diversification requirements for variable annuity and variable life insurance contracts under Section 817(h) of the Code. The regulations provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. If the investments are not adequately diversified, the income on the Contract, for any taxable year of the Contract Owner, would be treated as ordinary income received or accrued by the Contract Owner. It is anticipated that the Portfolios of The Palladian-SM- Trust and the Money Market Fund of the Allmerica Investment Trust will comply with the diversification requirements.

A.  QUALIFIED AND NON-QUALIFIED CONTRACTS.

From a federal tax viewpoint there are two types of variable annuity contracts:
"qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, 408, or 457 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see Sections D through J, below.

B.  TAXATION OF THE CONTRACT IN GENERAL.

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see K below), be considered an annuity contract under
Section 72 of the Code. This section provides for the taxation of annuities. The following discussion concerns annuities subject to Section 72. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same contract owner during the same calendar year be treated as a single contract in determining taxable distributions under Section 72(e).

With certain exceptions, any increase in the Accumulated Value of the Contract is not taxable to the Contract Owner until it is withdrawn from the Contract. If the Contract is surrendered or amounts are withdrawn prior to the Annuity Date, withdrawal of investment gain in value over the cost basis of the Contract would be taxed as ordinary income. Under the current provisions of the Code, amounts received under a non-qualified contract prior to the Annuity Date (including payments made upon the death of the Annuitant or Contract Owner), or as non-periodic payments after the Annuity Date, are generally first attributable to any investment gains credited to the Contract over the taxpayer's basis (if any) in the Contract. Such amounts will be treated as income subject to federal income taxation.

A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed after age 59 1/2, or if the withdrawal follows the death of the Contract Owner (or, if the Contract Owner is not an individual, the death of the primary Annuitant, as defined in the Code), or in the case of the "total disability" (as defined in the Code) of the Contract Owner. Furthermore, under Section 72 of the Code, this penalty tax will not be imposed, irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee. This requirement is met when the Contract Owner elects to have distributions made over the Contract Owner's life expectancy, or over the joint life expectancy of the Contract Owner and Beneficiary. The requirement that the amount be paid out as one of a series of "substantially equal" periodic payments is met when the number of units withdrawn to make each distribution is substantially the same.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy (such as under the Contract's life expectancy distribution ("LED") option), and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions were therefore subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to a Contract Owner who receives distributions under the LED option prior to age 59 1/2. Subsequent private letter rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

If the Contract Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Contract Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to the excess, if any, of the Surrender Value of the Contract over the Contract Owner's cost basis at the time of the transfer. The transfer is also subject to federal gift tax provisions. Where the Contract Owner and Annuitant are different persons, the change of ownership of the Contract to the Annuitant on the Annuity Date, as required under the Contract, is a gift and will be taxable to the Contract Owner as such; however, the Contract Owner will not incur taxable income. Instead, the Annuitant will incur taxable income upon receipt of annuity benefit payments as discussed below.

When annuity benefit payments are commenced under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion is generally determined by a formula that establishes the ratio that the cost basis of the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all cost basis in the Contract is recovered, the entire payment is taxable. If the Annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Annuitant's final tax return.

C.  TAX WITHHOLDING AND PENALTIES.

The Code requires withholding with respect to payments or distributions from nonqualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

In certain situations, the Code provides for a tax penalty if, prior to death, disability or attainment of age 59 1/2, a Contract Owner makes a withdrawal or receives any amount under the Contract, unless the distribution is in the form of a life annuity (including life expectancy distributions). The penalty is 10% of the amount includible in income by the Contract Owner.

The tax treatment of certain withdrawals from or surrenders of the non-qualified contract offered by this prospectus will vary according to whether the amount withdrawn or surrendered is allocable to an investment in the contract made before or after certain dates.

D.  PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS.

The tax rules applicable to qualified employer plans, as defined by the Code, vary according to the type of plan and the terms and conditions of the plan itself. Therefore, the following is general information about the use of the Contract with various types of qualified plans. The rights of any person to any benefits under such qualified plans will be subject to the terms and conditions of the qualified plans themselves regardless of the terms and conditions of the Contract.

A loan to a participant or beneficiary from plans qualified under Sections 401 and 403 or an assignment or pledge of an interest in such a plan is generally treated as a distribution. This general rule does not apply to loans which contain certain repayment terms and do not exceed a specified maximum amount, as required under Section 72(p).

E. QUALIFIED EMPLOYEE PENSION AND PROFIT SHARING TRUSTS AND QUALIFIED ANNUITY PLANS.

When an employee (including a self-employed individual) or one or more of the employee's beneficiaries receives a "lump-sum" distribution (a distribution from a qualified plan described in Code Section 401(a) within one taxable year equal to the total amount payable with respect to such an employee), the taxable portion of such distribution may qualify for special treatment under a special five-year income averaging provision of the Code. The employee must have had at least five years of participation under the plan, and the lump sum distribution must be made after the employee has attained age 59 1/2 or on account of his or her death, separation from the employer's service (in the case of a common-law employee) or disability (in the case of a self-employed individual). Such treatment can be elected for only one taxable year once the individual has reached age 59 1/2. An employee who attained age 50 before January 1, 1986 may elect to treat part of the taxable portion of a lump-sum distribution as long-term capital gains and may also elect 10-year averaging instead of five-year averaging.

The Company can provide prototype plans for certain of the pension or profit sharing plans for review by your legal counsel. For information, ask your financial representative.

F.  SELF-EMPLOYED INDIVIDUALS.

The Self-Employed Individuals Tax Retirement Act of 1962, as amended, frequently referred to as "H.R. 10," allows self-employed individuals and partners to establish qualified pension and profit sharing trusts and annuity plans to provide benefits for themselves and their employees.

These plans generally are subject to the same rules and requirements applicable to corporate qualified plans, with some special restrictions imposed on "owner-employees." An "owner-employee" is an employee who (1) owns the entire interest in an unincorporated trade or business, or (2) owns more than 10% of either the capital interest or profits interest in a partnership.

G.  INDIVIDUAL RETIREMENT ACCOUNT PLANS.

Any individual who earns "compensation" (as defined in the Code and including alimony payable under a court decree) from employment or self-employment, whether or not he or she is covered by another qualified plan, may establish an Individual Retirement Account or Annuity plan ("IRA") for the accumulation of retirement savings on a tax-deferred basis. Income from investments is not included in "compensation." The assets of an IRA may be invested in, among other things, annuity contracts including the Contract offered by this Prospectus.

Contributions to the IRA may be made by the individual or on behalf of the individual by an employer. IRA contributions may be deductible up to the lesser of (1) $2,000 or (2) 100% of compensation. The deduction is reduced proportionately for adjusted gross income between $40,000 and $50,000 (between $25,000 and $35,000 for unmarried taxpayers and between $0 and $10,000 for a married taxpayer filing separately) if the taxpayer and his or her spouse file a joint return and either is an active participant in an employer sponsored retirement plan.


An individual and a working spouse each may have an IRA with the above-described limit on each. For the 1996 tax year an individual with an IRA may establish an additional IRA for a non-working spouse if they file a joint return. Contributions to the two IRAs together are deductible up to the lesser of $2,250 or 100% of compensation. Effective for the 1997 tax year and thereafter, an individual may establish a spousal IRA if the spouse's compensation is less than the individual's and they file a joint return. The maximum contributions to the two IRA's is the lesser of $4,000 or 100% of combined income.


No deduction is allowed for contributions made for the year in which the individual attains age 70 1/2 and years thereafter. Contributions for that year and for years thereafter will result in certain adverse tax consequences.

Non-deductible contributions may be made to IRAs until the year in which the individual attains age 70 1/2. Although these contributions may not be deducted, taxes on their earnings are deferred until the earnings are distributed. The maximum permissible non-deductible contribution is $2,000 for an individual taxpayer and $2,250 for a taxpayer and non-working spouse. These limits are reduced by the amount of any deductible contributions made by the taxpayer.

Contributions may be made with respect to a particular year until the due date of the individual's federal income tax return for that year, not including extensions. For reporting purposes, however, the Company will regard contributions as being applicable to the year made unless it receives notice to the contrary.

All annuity benefit payments and other distributions under an IRA will be taxed as ordinary income unless the owner has made non-deductible contributions. In addition, a minimum level of distributions must begin no later than April 1 following the year in which the individual attains age 70 1/2, and failure to make adequate distributions at this time may result in certain adverse tax consequences to the individual.

Distributions from all of an individual's IRAs are treated as if they were a distribution from one IRA, and all distributions during the same taxable year are treated as if they were one distribution. An individual who makes a non-deductible contribution to an IRA or receives a distribution from an IRA during the taxable year must provide certain information on the individual's tax return to enable the IRS to determine the proportion of the IRA balance which represents non-deductible contributions. If the required information is provided, that part of the amount withdrawn which is proportionate to the individual's aggregate non-deductible contributions over the aggregate balance of all of the individual's IRAs, is excludable from income.

Distributions which are a return of a non-deductible contribution are non-taxable, as they represent a return of basis. If the required information is not provided to the IRS, distributions from an IRA to which both deductible and non-deductible contributions have been made are presumed to be fully taxable.

H.  SIMPLIFIED EMPLOYEE PENSIONS.


Employers may establish Simplified Employee Pensions ("SEPs") under Code Section 408(k) until the end of the 1996 tax year if certain requirements are met. A SEP is an IRA to which the employer contributes under a written formula. Currently, a SEP may accept employer contributions each year up to $30,000 or 15% of compensation (as defined), whichever is less. To establish SEPs the employer must make a contribution for every employee age 21 and over who has performed services for the employer for at least three of the five immediately preceding calendar years and who has earned at least $300 for the year. SEP contributions for employees over age 70 1/2 are permissible.

The employer's contribution is excluded from the employee's gross income for the taxable year for which it was made up to the $30,000/15% limit. In addition to the employer's contribution, the employee may contribute 100% of the employee's earned income, up to $2,000, to the SEP, but such contributions will be subject to the rules described above in "G. Individual Retirement Account Plans."


These plans are subject to the general employer's deduction limitations applicable to all corporate qualified plans. Employers may not establish new SEP plans after the end of the 1996 tax year.


I.  PUBLIC SCHOOL SYSTEMS AND CERTAIN TAX-EXEMPT ORGANIZATIONS.

Under the provisions of Section 403(b) of the Code, payments made for annuity contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that the aggregate payments for such annuity contracts in any year do not exceed the maximum contribution permitted under the Code.

A contract qualifying under Section 403(b) of the Code must provide that withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) may not begin before the employee attains age 59 1/2, separates from service, dies, or becomes disabled. In the case of hardship, a contract owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% penalty tax as a premature distribution, in addition to income tax. The distribution restrictions are effective for years beginning after December 31, 1988, but only with respect to amounts that were not held under the Contract as of that date.

J.  TEXAS OPTIONAL RETIREMENT PROGRAM.

Under a Code Section 403(b) annuity contract issued as a result of participation in the Texas ORP, distributions may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These restrictions are imposed by reason of an opinion of the Texas Attorney General interpreting the Texas laws governing the Optional Retirement Program.

K.  SECTION 457 PLANS FOR STATE GOVERNMENTS AND TAX-EXEMPT ENTITIES.

Code Section 457 allows employees of a state, one of its political subdivisions, or certain tax-exempt entities to participate in eligible government deferred compensation plans. An eligible plan, by its terms, must not allow deferral of more than $7,500 or 33 1/3%of a participant's includible compensation for the taxable year, whichever is less. Includible compensation does not include amounts excludable under the eligible deferred compensation plan or amounts paid into a Code Section 403(b) annuity. The amount a participant may defer must be reduced dollar-for-dollar by elective deferrals under a SEP, 401(k) plan or a deductible employee contribution to a 501(c)(18) plan. Under eligible deferred compensation plans the state, political subdivision, or tax-exempt entity will be owner of the Contract.

If an employee also participates in another eligible plan or contributes to a Code Section 403(b) annuity, a single limit of $7,500 will be applied for all plans. Additionally, the employee must designate how much of the $7,500 or 33 1/3% limitation will be allocated among the various plans. Contributions to an eligible plan will serve to reduce the maximum exclusion allowance for a Code
Section 403(b) annuity. Amounts received by employees under such plans generally are includible in gross income in the year of receipt.

L.  NON-INDIVIDUAL OWNERS.

Non-individual Owners (e.g., a corporation) of deferred annuity contracts generally will be currently taxed on any increase in the cash surrender value of the deferred annuity attributable to contributions made after February 28, 1986. This rule does not apply to immediate annuities or to deferred annuities held by a qualified pension plan, an IRA, a 403(b) plan, estates, employers with respect to terminated pension plans, or a nominee or agent holding a contract for the benefit of an individual. Corporate-owned annuities may result in exposure to the alternative minimum tax, to the extent that income on the annuities increases the corporation's adjusted current earnings.

                                    REPORTS

The Contract Owner is sent a report semi-annually which states certain financial information about the Funds. The Company also will furnish an annual report to the Contract Owner containing a statement of his or her account, including unit values and other information as required by applicable law, rules and regulations.

                        LOANS (QUALIFIED CONTRACTS ONLY)

Loans are available to owners of TSA contracts (i.e., contracts issued under Section 403(b) of the Code and to contracts issued to plans qualified under Sections 401(a) and 401(k) of the Code. Loans are subject to provisions of the Code and to applicable qualified retirement plan rules. Tax advisors and plan fiduciaries should be consulted prior to exercising loan privileges.

Loaned amounts will first be withdrawn from Sub-Account and Fixed Account values on a pro-rata basis until exhausted. Thereafter, any additional amounts will be withdrawn from the Guarantee Period Accounts (pro-rata by duration and LIFO (last-in, first-out) within each duration), subject to any applicable Market Value Adjustments. The maximum loan amount will be determined under the Company's maximum loan formula. The minimum loan amount is $1,000. Loans will be secured by a security interest in the Contract and the amount borrowed will be transferred to a loan asset account within the Company's General Account, where it will accrue interest at a specified rate below the then-current loan rate. Generally, loans must be repaid within five years or less, and repayments must be made quarterly and in substantially equal amounts. Repayments will be allocated pro rata in accordance with the most recent payment allocation, except that any allocations to a Guarantee Period Account will instead be allocated to the Money Market Fund.

                  CHANGES IN OPERATION OF THE VARIABLE ACCOUNT

The Company reserves the right, subject to compliance with applicable law, to
(1) transfer assets from any Separate Account or Sub-Account to another of the Company's variable accounts or Sub-Accounts having assets of the same class, (2) to operate the variable account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law, (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act, (4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account, (5) to change the methodology for determining the net investment factor, and (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described above be made without notice to Contract Owners in accordance with the 1940 Act.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers which are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. ("NASD"). The Contract also is offered through Allmerica

Investments, Inc., which is the principal underwriter and distributor of the Contract. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, is a registered broker-dealer, member of the NASD, and an indirect wholly owned subsidiary of First Allmerica.

The Company pays commissions not to exceed 6.0% of payments to broker-dealers which sell the Contract. Alternative commission schedules are available with lower initial commission amounts based on payments, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup commissions and other sales expenses through a combination of anticipated contingent deferred sales charges and profits from the Company's General Account. Commissions paid on the Contract, including additional incentives or payments, do not result in any additional charge to Contract Owners or to the Separate Account. Any contingent deferred sales charges assessed on the Contract will be retained by the Company.

Contract Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, 508-855-3590.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party.

                              FURTHER INFORMATION

A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the Securities and Exchange Commission. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the Commission's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account are not generally subject to regulation under the provisions of the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures regarding the fixed portion of the annuity contract and the Fixed Account may be subject to the provisions of the Securities Act of 1933 concerning the accuracy and completeness of statements made in the Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is made up of all of the general assets of the Company other than those allocated to the separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.


If the Contract is surrendered, or if an Excess Amount is withdrawn, while the Contract is in force and before the Annuity Date, a contingent deferred sales charge is imposed if such event occurs before the payments attributable to the surrender or withdrawal have been credited to the Contract less than seven full contract years.

                                   APPENDIX B
               SURRENDER CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: SURRENDER CHARGES
FULL SURRENDER

Assume a payment of $50,000 is made on the date of issue and no additional payments are made. Assume there are no withdrawals and that the Withdrawal Without Surrender Charge Amount is equal to the greater of 15% of the current Account Value or the accumulated earnings in the Contract. The table below presents examples of the surrender charge resulting from a full surrender of the Contract Owner's Account, based on hypothetical Accumulated Values.

           HYPOTHETICAL     WITHDRAWAL        SURRENDER
 ACCOUNT   ACCUMULATED   WITHOUT SURRENDER     CHARGE      SURRENDER
  YEAR        VALUE        CHARGE AMOUNT     PERCENTAGE      CHARGE
---------  ------------  -----------------  -------------  ----------

    1         54,000.00        8,100.00              7%      3,213.00
    2         58,320.00        8,748.00              6%      2,974.32
    3         62,985.60       12,985.60              5%      2,500.00
    4         68,024.45       18,024.45              4%      2,000.00
    5         73,466.40       23,466.40              3%      1,500.00
    6         79,343.72       29,343.72              2%      1,000.00
    7         85,691.21       35,691.21              1%        500.00
    8         92,546.51       42,546.51              0%          0.00

WITHDRAWALS

Assume a payment of $50,000 is made on the date of issue and no additional payments are made. Assume that the Withdrawal Without Surrender Charge Amount is equal to the greater of 15% of the current Account Value or the accumulated earnings in the contract and there are withdrawals as detailed below. The table below presents examples of the surrender charge resulting from surrenders of the Contract Owner's Account, based on hypothetical Accumulated Values.

           HYPOTHETICAL                   WITHDRAWAL        SURRENDER
 ACCOUNT    ACCUMULATED                WITHOUT SURRENDER     CHARGE      SURRENDER
  YEAR         VALUE      WITHDRAWAL     CHARGE AMOUNT     PERCENTAGE      CHARGE
---------  -------------  -----------  -----------------  -------------  ----------
    1          54,000.00         0.00        8,100.00              7%          0.00
    2          58,320.00         0.00        8,748.00              6%          0.00
    3          62,985.60         0.00       12,985.60              5%          0.00
    4          68,024.45    30,000.00       18,024.45              4%        479.02
    5          41,066.40    10,000.00        6,159.96              3%        115.20
    6          33,551.72     5,000.00        5,032.76              2%          0.00
    7          30,835.85    10,000.00        4,625.38              1%         53.75
    8          22,502.72    15,000.00        3,375.41              0%          0.00

PART 2: MARKET VALUE ADJUSTMENT

The market value factor is:                   [(1+i)/(1+j)]n/365-1

The following examples assume:

        1. The Payment was allocated to a ten-year Guarantee Period Account with a guaranteed interest rate of 8%.

        2. The date of surrender is seven years (2555 days) from the expiration date.

        3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

        4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

        5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.10)]2555/365-1
                              =  (.98182)7-1
                              =  -.12054
                              =  the market value factor multiplied by the
The market value adjustment   withdrawal
                              =  -.12054X$62,985.60
                              =  -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.07)]2555/365-1
                              =  (1.0093)7-1
                              =  .06694
                              =  the market value factor multiplied by the
The market value adjustment   withdrawal
                              =  .06694X$62,985.60
                              =  $4,216.26

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.11)]2555/365-1
                              =  (.97297)7-1
                              =  -.17454
The market value adjustment   =  Minimum of the market value factor multiplied by
                                 the withdrawal or the negative of the excess
                                 interest earned over 3%
                              =  Minimum (-.17454X$62,985.60 or -$8,349.25)
                              =  Minimum (-$10,993.51 or -$8,349.25)
                              =  -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 6.00% or 0.06

The market value factor       =  [(1+i)/(1+j)]n/365-1
                              =  [(1+.08)/(1+.06)]2555/365-1
                              =  (1.01887)7-1
                              =  .13981
The market value adjustment   =  Minimum of the market value factor multiplied by
                                 the withdrawal or the excess interest earned over
                                 3%
                              =  Minimum of (.13981X$62,985.60 or $8,349.25)
                              =  Minimum of ($8,806.02 or $8,349.25)
                              =  $8,349.25

                                   APPENDIX C
                               THE DEATH BENEFIT

PART 1: DEATH OF THE ANNUITANT
DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a payment of $50,000 is made on the date of issue and no additional payments are made. Assume there are no withdrawals and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                         HYPOTHETICAL
           HYPOTHETICAL     MARKET                                            HYPOTHETICAL
           ACCUMULATED      VALUE         DEATH        DEATH        DEATH        DEATH
  YEAR        VALUE       ADJUSTMENT   BENEFIT (A)  BENEFIT (B)  BENEFIT (C)    BENEFIT
   ---     ------------  ------------  -----------  -----------  -----------  ------------

        1     53,000.00        0.00      53,000.00    52,500.00    50,000.00     53,000.00
        2     53,530.00      500.00      54,030.00    55,125.00    53,000.00     55,125.00
        3     58,883.00        0.00      58,883.00    57,881.25    55,125.00     58,883.00
        4     52,994.70      500.00      53,494.70    60,775.31    58,883.00     60,775.31
        5     58,294.17        0.00      58,294.17    63,814.08    60,775.31     63,814.08
        6     64,123.59      500.00      64,623.59    67,004.78    63,814.08     67,004.78
        7     70,535.95        0.00      70,535.95    70,355.02    67,004.78     70,535.95
        8     77,589.54      500.00      78,089.54    73,872.77    70,535.95     78,089.54
        9     85,348.49        0.00      85,348.49    77,566.41    78,089.54     85,348.49
       10     93,883.34        0.00      93,883.34    81,444.73    85,348.49     93,883.34

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

Death Benefit (c) is the death benefit that would have payable on the most recent Contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Death Benefits (a),
(b), or (c).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a payment of $50,000 is made on the date of issue and no additional payments are made. Assume there are withdrawals as detailed in the table below and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                                      HYPOTHETICAL
           HYPOTHETICAL                  MARKET                                            HYPOTHETICAL
           ACCUMULATED     PARTIAL       VALUE         DEATH        DEATH        DEATH        DEATH
  YEAR        VALUE      WITHDRAWAL    ADJUSTMENT   BENEFIT (A)  BENEFIT (B)  BENEFIT (C)    BENEFIT
   ---     ------------  -----------  ------------  -----------  -----------  -----------  ------------

        1     53,000.00         0.00        0.00      53,000.00    52,500.00    50,000.00     53,000.00
        2     53,530.00         0.00      500.00      54,030.00    55,125.00    53,000.00     55,125.00
        3      3,883.00    50,000.00        0.00       3,883.00     3,816.94     3,635.18      3,883.00
        4      3,494.70         0.00      500.00       3,994.70     4,007.79     3,883.00      4,007.79
        5      3,844.17         0.00        0.00       3,844.17     4,208.18     4,007.79      4,208.18
        6      4,228.59         0.00      500.00       4,728.59     4,418.59     4,208.18      4,728.59
        7      4,651.45         0.00        0.00       4,651.45     4,639.51     4,728.59      4,728.59
        8      5,116.59         0.00      500.00       5,616.59     4,871.49     4,728.59      5,616.59
        9      5,628.25         0.00        0.00       5,628.25     5,115.07     5,616.59      5,628.25
       10        691.07     5,000.00        0.00         691.07       599.51       628.25        691.07

Death Benefit (a) is the Accumulated Value increased by any positive Market Value Adjustment

Death Benefit (b) is the gross payments reduced proportionately to reflect withdrawals.

Death Benefit (c) is the death benefit that would have been payable on the most recent Contract anniversary, increased for subsequent payments, and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Death Benefits (a),
(b), or (c)

PART 2: DEATH OF THE OWNER WHO IS NOT THE ANNUITANT

Assume a payment of $50,000 is made on the date of issue and no additional payments are made. Assume there are no withdrawals and that the Death Benefit Effective Annual Yield is equal to 5%. The table below presents examples of the Death Benefit based on the hypothetical Accumulated Values.

                         HYPOTHETICAL
           HYPOTHETICAL     MARKET     HYPOTHETICAL
           ACCUMULATED      VALUE         DEATH
  YEAR        VALUE       ADJUSTMENT     BENEFIT
   ---     ------------  ------------  ------------
        1     53,000.00        0.00       53,000.00
        2     53,530.00      500.00       54,030.00
        3     58,883.00        0.00       58,883.00
        4     52,994.70      500.00       53,494.70
        5     58,294.17        0.00       58,294.17
        6     64,123.59      500.00       64,623.59
        7     70,535.95        0.00       70,535.95
        8     77,589.54      500.00       78,089.54
        9     85,348.49        0.00       85,348.49
       10     93,883.34        0.00       93,883.34

The hypothetical Death Benefit is the Accumulated Value increased by any positive Market Value Adjustment.

               FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                     FOR

 FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS FUNDED THROUGH

                            FULCRUM SEPARATE ACCOUNT


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE VARIABLE ACCOUNT DATED __________, 1996, ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ALLMERICA INVESTMENTS, INC., 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653,
(508) 855-3590.




                            DATED ____________, 1996

                  STATEMENT OF ADDITIONAL INFORMATION

                          TABLE OF CONTENTS



GENERAL INFORMATION AND HISTORY......................................... 2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
COMPANY................................................................. 3

SERVICES................................................................ 3

UNDERWRITERS............................................................ 3

ANNUITY PAYMENTS........................................................ 4

PERFORMANCE INFORMATION................................................. 6

TAX DEFERRED ACCUMULATION............................................... 8

FINANCIAL STATEMENTS.................................................... 8


                    GENERAL INFORMATION AND HISTORY

The Fulcrum Separate Account ("Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company ("Company") authorized by vote of the Board of Directors on June 13, 1996. The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. As of December 31, 1995, the Company and its subsidiaries had over $11 billion in combined assets and over $35.2 billion of life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. The Company is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000 ("Principal Office").

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 6 Sub-Accounts of the Separate Account are available under the Contracts. Each Sub-Account invests in a corresponding investment portfolio of The Palladian Trust ("Palladian") or fund of Allmerica Investment Trust ("Trust"). Palladian and the Trust are both open-end, diversified, series investment companies. The following Portfolios of Palladian are available under the Contract: Value, Growth, International Growth, Global Strategic Income, and Global Interactive/Telecomm. One Fund of the Trust is available under the
Contracts: the Money Market Fund. Each Portfolio and Fund available under the Contracts has its own investment objectives and certain attendant risks; for more information, see the Prospectus and Statement of Additional Information for Palladian and for the Trust.

                       TAXATION OF THE CONTRACT, VARIABLE
                           ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of The Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code") and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets, or existence of Contracts or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners. The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Separate Account. Shares of the Portfolios of Palladian and of the Money
Market Fund of the Trust which are owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Portfolio shares is reflected on the records of Palladian and of Fund shares on the records of the Trust, and are not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, included in this Statement of Additional Information constituting part of the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

                                  UNDERWRITERS

Allmerica Investments, Inc., ("Allmerica Investments") a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD), serves as principal underwriter for the Contracts pursuant to a Contract with the Company and the Variable Account. Allmerica Investments distributes the Contracts on a best efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653 was organized in 1969 as a wholly-owned subsidiary of First Allmerica and is an indirectly wholly-owned subsidiary of First Allmerica.

The Contracts offered by this Prospectus are offered continuously and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity Contracts.

All persons selling Contracts are required to be licensed by their respective state insurance authorities for the sale of variable annuity Contracts. The Company pays commissions not to exceed 6.0% of purchase payments to entities which sell the Contracts. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to such entities based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contracts, including the recruitment and training of personnel, production of promotional literature, and similar services. A Promotional Allowance of 1.1% is paid to Western Capital Financial Group for administrative and support services with respect to the distribution of the contracts. Commissions paid on the Contracts, including additional incentives or payments, and the Promotional Allowance paid to Western Capital Financial Croup are paid by the Company and do not result in any charge to Contract Owners or to the Separate Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus. The
Company intends to recoup the commission and other sales expense through a combination of anticipated surrender, withdrawal, and/or annuitization charges, profits from the Company's general account, including the investment earnings on amounts allocated to accumulate on a fixed basis in excess of the interest credited on fixed accumulations by the Company, and the profit, if any, from the mortality and expense risk charge.

                           ANNUITY PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.


ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit value at the end of the current Valuation Period would be calculated as follows:

(1) Accumulation Unit Value - Previous Valuation Period............. $ 1.135000

(2) Value of Assets - Beginning of Valuation Period................. $5,000,000

(3) Excess of investment income and net gains over capital losses...     $1,675

(4) Adjusted Gross Investment Rate for the valuation period (3):(2).   0.000335

(5) Annual Charge (one day equivalent of 1.45% per annum)...........   0.000038

(6) Net Investment Rate (4)-(5).....................................   0.000297

(7) Net Investment Factor 1.000000 + (6)............................   1.000297

(8) Accumulation Unit Value - Current Period (1)x(7)................ $ 1.135337

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the accumulated unit value at the end of the Valuation Period would have been $1.134577.


The method for determining the amount of annuity payments is described in detail under "COMPUTATION OF CONTRACT VALUES AND ANNUITY PAYMENTS" in the Prospectus.


ILLUSTRATION OF VARIABLE ANNUITY PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit value and the variable annuity payment may be illustrated by the following hypothetical example: Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity payment is $1.120000. Therefore, the Accumulation Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Contract Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or contingent deferred sales charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit value for the assumed rate of 3-1/2% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit values will not be the same as Accumulation Unit values because the former reflect the 3-1/2% assumed interest rate used in the annuity rate calculations. When the Annuity

Unit value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity payment is
1.000190. Multiplying this factor by .999906 (the one-day adjustment factor for the assumed interest rate of 3-1/2% per annum) produces a factor of
1.000096. This is then multiplied by the Annuity Unit value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit value of $1.105106 for the current monthly payment. The current monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 267.5818 times $1.105106, which produces a current monthly payment of $295.71.

Method for Determining Variable Annuity Option V Redemption and Illustration Using Hypothetical Example. As discussed in the Prospectus under "DESCRIPTION OF VARIABLE ANNUITY OPTIONS," the Annuitant, or the beneficiary if the Annuitant has died, may choose at any time to redeem the Contract and receive its commuted value. Commuted value is the present value of remaining payments commuted at 3 1/2% interest. However, if the annuitant elects the redemption, the remaining payments are deemed to be the remaining payments that would have been payable had the Surrender Value, rather than the Accumulation Value, been applied at the Annuity Date. The determination of the commuted value upon redemption by an Annuitant may be illustrated by the following hypothetical example.

Assume an annuity period of 10 years or longer is elected. The number of Annuity Units each payment is based on would be calculated using the Accumulated Value. Assume this results in 267.5818 Annuity Units. Assume the commuted value is requested with 60 monthly payments remaining and a current Annuity Unit Value of $1.200000. Based on these assumptions, the dollar amount of remaining payments would be $321.10 a month for 60 months. If the commuted value was requested by a beneficiary, the value would be based on the present value at 3 1/2% interest of this stream of annuity payments. The commuted value would be $17,725.39. However, if the commuted value is requested by an Annuitant, the value is calculated as if the Surrender Value, not the Accumulated Value, had been used to calculate the number of Annuity units. Assume this results in 250 Annuity units. Based on these assumptions, the dollar amount of remaining payments would be $300 a month for 60 months. The present value at 3 1/2% of all remaining payments would be $16,560.72.

                            PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other materials information on various topics of interest to Contract owners and prospective Contract owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for such financial instruments.


TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Accounts asset charge and any applicable contingent deferred sales charge which would be assessed upon complete withdrawal of the investment.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission. The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

       P(1 + T)n = ERV

Where: P = a hypothetical initial payment to the Variable Account of $1,000

           T = average annual total return

           n = number of years

       ERV = the ending redeemable value of the $1,000 payment at the end of the specified period

The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.45% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period and (2) a complete surrender of the Contract at the end of the period. The deduction of the contingent deferred sales charge, if any, applicable at the end of the period is included in the calculation, according to the following schedule:



      Years from date of purchase                Charge as percentage
     payment to date of withdrawal          of New Purchase Payments redeemed*
     -----------------------------          ----------------------------------
               0-1                                          7%
                2                                           6%
                3                                           5%
                4                                           4%
                5                                           3%
                6                                           2%
                7                                           1%
                8                                           0%

*Subject to the maximum limit described in the prospectus.

No contingent deferred sales charge is deducted upon expiration of the periods specified above. In all calendar years an amount equal to the greater of: (a) 15% of the Accumulated Value; or (b) cumulative earnings (Accumulated Value less total gross payments not previously withdrawn) is not subject to the contingent deferred sales charge.

The calculations of Total Return reflect the deduction of the $30 Annual Contract fee.

SUPPLEMENTAL TOTAL RETURN INFORMATION

The Supplemental Total Return information in this section refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period reduced by the Sub-Account's asset charges. However, it is assumed that the investment is NOT redeemed at the end of each period.

The quotations of Supplemental Total Return are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending values, according to the following formula:

       P(1 + T)n = EV

Where: P = a hypothetical initial payment to the Variable Account of $1,000

       T = average annual total return

       n = number of years

       EV = the ending value of the $1,000 payment at the end of the specified period

The calculation of Supplemental Total Return reflects the 1.45% annual charge against the assets of the Sub-Accounts. The ending value assumes that the Contract is NOT withdrawn at the end of the specified period, and there is therefore no adjustment for the contingent deferred sales charge that would be applicable if the Contract was withdrawn at the end of the period. The calculations of Supplemental Total Return includes the deduction of the $30 Annual Contract fee.

YIELD AND EFFECTIVE YIELD - MONEY MARKET SUB-ACCOUNT

Set forth below is hypothetical yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1995, calculated as if the Money Market Sub-account had been in existence at that time:

                             Yield                    5.63%
                             Effective Yield          5.59%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual 1.45% deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:


            Effective Yield = [(base period return + 1)(365/7)] - 1

                           TAX-DEFERRED ACCUMULATION
                       $50,000 "AFTER-TAX" INVESTMENT(1)


                     YEARS
                     SINCE                                        TAX-DEFERRED                    CONVENTIONAL
                   INVESTMENT                                   ANNUITY CONTRACT                  SAVINGS PLAN
-----------------------------------------------   --------------------------------------------  ----------------
                                                       TAX-DEFERRED         NET AMOUNT AFTER
                                                       ACCUMULATION           TAXABLE LUMP           TAXABLE
                                                  (BEFORE WITHDRAWALS)(2)   SUM WITHDRAWAL(3)    ACCUMULATION(3)
                                                  -----------------------  -------------------  ----------------
10 Years........................................        $   107,946            $    86,448        $     81,693
20 Years........................................            233,048                165,137             133,476
30 Years........................................            503,133                335,021             218,082

1 This chart compares the accumulation of a $50,000 investment in a tax-deferred nonqualified annuity contract and in a conventional taxable savings plan. The $50,000 investment in the annuity contract and in the conventional savings plan is assumed to be made on an "after-tax" basis. Only the gain in the annuity contract will be subject to income tax upon a taxable lump sum withdrawal.

  Unlike conventional savings plans, investments in non-qualified annuity contracts provide tax-deferred treatment on earnings. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

2 The chart does not reflect the following charges and expenses under the annuity contract; 1.25% for mortality and expense risk; 0.20% administration charges; 7% maximum deferred withdrawal charge; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT -- THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.]

3 The chart assumes a 37.1% federal marginal tax rate and an 8% annual return.
  The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the prospectus.


                       FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company. The Fulcrum Separate Account has not begun operations; therefore, no financials have been included.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company
  (formerly known as State Mutual Life Assurance Company of America)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the accompanying notes to the consolidated financial statements, the Company changed its method of accounting for investments (Notes 1 and 3) and postemployment benefits (Notes 11) in 1994 and for postretirement benefits (Note
10) in 1993.

/s/  Price Waterhouse LLP

     Price Waterhouse LLP

Boston, Massachusetts
February 5, 1996

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                          FOR THE YEARS ENDED DECEMBER 31
                                                                         ----------------------------------
                                                                            1995        1994        1993
                                                                         ----------  ----------  ----------
                                                                           (IN MILLIONS, EXCEPT PER SHARE
                                                                                       DATA)
REVENUES
  Premiums.............................................................  $  2,222.8  $  2,181.8  $  2,079.3
  Universal life and investment product policy fees....................       170.4       156.8       143.7
  Net investment income................................................       710.1       743.1       782.8
  Net realized investment gains........................................        19.1         1.1        61.0
  Realized gain on sale of subsidiary..................................      --          --            35.7
  Realized gain on sale of mutual fund processing business.............        20.7      --          --
  Realized gain on issuance of subsidiary common stock.................      --          --            62.9
  Other income.........................................................        95.4       112.3        73.8
                                                                         ----------  ----------  ----------
      Total revenues...................................................     3,238.5     3,195.1     3,239.2
                                                                         ----------  ----------  ----------
BENEFITS, LOSSES AND EXPENSES
  Policy benefits, claims, losses and loss adjustment expenses.........     2,008.3     2,047.0     1,987.2
  Policy acquisition expenses..........................................       470.3       475.7       435.8
  Other operating expenses.............................................       455.0       518.9       421.3
                                                                         ----------  ----------  ----------
      Total benefits, losses and expenses..............................     2,933.6     3,041.6     2,844.3
                                                                         ----------  ----------  ----------
Income before federal income taxes.....................................       304.9       153.5       394.9
                                                                         ----------  ----------  ----------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
  Current..............................................................       119.7        45.4        95.1
  Deferred.............................................................       (37.0)        8.0       (20.4)
                                                                         ----------  ----------  ----------
      Total federal income tax expense.................................        82.7        53.4        74.7
                                                                         ----------  ----------  ----------
Income before minority interest, extraordinary item, and cumulative
 effect of accounting change...........................................       222.2       100.1       320.2
Minority interest......................................................       (73.1)      (51.0)     (122.8)
                                                                         ----------  ----------  ----------
Income before extraordinary item and cumulative effect of accounting
 changes...............................................................       149.1        49.1       197.4
Extraordinary item - demutualization expenses..........................       (12.1)       (9.2)       (4.6)
Cumulative effect of changes in accounting principles..................      --            (1.9)      (35.4)
                                                                         ----------  ----------  ----------
Net income.............................................................  $    137.0  $     38.0  $    157.4
                                                                         ----------  ----------  ----------
                                                                         ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                                              DECEMBER 31
                                                                                          --------------------
                                                                                            1995       1994
                                                                                          ---------  ---------
                                                                                          (IN MILLIONS, EXCEPT
                                                                                            PER SHARE DATA)
Investments:
  Fixed maturities-at amortized cost (fair value of $949.9 in 1994).....................  $  --      $   959.3
  Fixed maturities-at fair value (amortized cost of $7,467.9 and $6,724.6)..............    7,739.3    6,512.0
  Equity securities-at fair value (cost of $410.6 and $260.4)...........................      517.2      286.4
  Mortgage loans........................................................................      799.5    1,106.7
  Real estate...........................................................................      179.6      180.3
  Policy loans..........................................................................      123.2      364.9
  Other long-term investments...........................................................       71.9       68.1
                                                                                          ---------  ---------
    Total investments...................................................................    9,430.7    9,477.7
                                                                                          ---------  ---------
Cash and cash equivalents...............................................................      236.6      539.7
Accrued investment income...............................................................      163.0      186.6
Deferred policy acquisition costs.......................................................      735.7      802.8
                                                                                          ---------  ---------
Reinsurance receivables:
  Future policy benefits................................................................       97.1       59.7
  Outstanding claims, losses and loss adjustment expenses...............................      799.6      741.0
  Unearned premiums.....................................................................       43.8       61.9
  Other.................................................................................       58.9       62.1
                                                                                          ---------  ---------
    Total reinsurance receivables.......................................................      999.4      924.7
                                                                                          ---------  ---------
Deferred federal income taxes...........................................................       81.2      189.1
Premiums, accounts and notes receivable.................................................      526.7      510.3
Other assets............................................................................      361.4      324.9
Closed Block assets.....................................................................      818.9     --
Separate account assets.................................................................    4,348.8    2,965.7
                                                                                          ---------  ---------
    Total assets........................................................................  $17,702.4  $15,921.5
                                                                                          ---------  ---------
                                                                                          ---------  ---------
                                                 LIABILITIES
Policy liabilities and accruals:
  Future policy benefits................................................................  $ 2,639.3  $ 3,416.4
  Outstanding claims, losses and loss adjustment expenses...............................    3,081.3    2,991.5
  Unearned premiums.....................................................................      800.9      796.6
  Contractholder deposit funds and other policy liabilities.............................    2,737.4    3,435.7
                                                                                          ---------  ---------
    Total policy liabilities and accruals...............................................    9,258.9   10,640.2
                                                                                          ---------  ---------
  Expenses and taxes payable............................................................      600.3      589.2
  Reinsurance premiums payable..........................................................       42.0       65.8
  Short-term debt.......................................................................       28.0       32.8
  Deferred federal income taxes.........................................................       47.8       13.8
  Long-term debt........................................................................        2.8        2.7
  Closed Block liabilities..............................................................      902.0     --
  Separate account liabilities..........................................................    4,337.8    2,954.9
                                                                                          ---------  ---------
    Total liabilities...................................................................   15,219.6   14,299.4
                                                                                          ---------  ---------
  Minority interest.....................................................................      758.5      629.7
  Commitments and contingencies (Notes 14 and 19)
                                             SHAREHOLDERS' EQUITY
  Common stock, $10 par value, 1 million shares authorized, 500,000 shares issued and
   outstanding..........................................................................        5.0     --
  Additional paid-in-capital............................................................      392.4     --
  Unrealized appreciation (depreciation) on investments, net............................      153.0      (79.0)
  Retained earnings.....................................................................    1,173.9    1,071.4
                                                                                          ---------  ---------
    Total shareholders' equity..........................................................    1,724.3      992.4
                                                                                          ---------  ---------
    Total liabilities and shareholders' equity..........................................  $17,702.4  $15,921.5
                                                                                          ---------  ---------
                                                                                          ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                FOR THE YEARS ENDED DECEMBER 31
                                                                               ----------------------------------
                                                                                  1995        1994        1993
                                                                               ----------  ----------  ----------
                                                                                         (IN MILLIONS)
COMMON STOCK
  Balance at beginning of year...............................................  $   --      $   --      $   --
  Demutualization transaction................................................         5.0      --          --
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................         5.0      --          --
                                                                               ----------  ----------  ----------
ADDITIONAL PAID-IN-CAPITAL
  Balance at beginning of year...............................................      --          --          --
  Contributed from parent....................................................       392.4      --          --
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................       392.4      --          --
                                                                               ----------  ----------  ----------
RETAINED EARNINGS
  Balance at beginning of year...............................................     1,071.4     1,033.4       876.0
  Net income prior to demutualization........................................        93.2        38.0       157.4
                                                                               ----------  ----------  ----------
                                                                                  1,164.6     1,071.4     1,033.4
  Demutualization transaction................................................       (34.5)     --          --
  Net income subsequent to demutualization...................................        43.8      --          --
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................     1,173.9     1,071.4     1,033.4
                                                                               ----------  ----------  ----------
NET UNREALIZED APPRECIATION (DEPRECIATION) ON INVESTMENTS
  Balance at beginning of year...............................................       (79.0)       17.5        20.6
                                                                               ----------  ----------  ----------
  Cumulative effect of accounting change:
    Net appreciation on available-for-sale debt securities...................      --           296.1      --
    Provision for deferred federal income taxes and minority interest........      --          (149.1)     --
                                                                               ----------  ----------  ----------
                                                                                   --           147.0      --
                                                                               ----------  ----------  ----------
  Effect of transfer of securities from held-to-maturity to
   available-for-sale:
    Net appreciation on available-for-sale debt securities...................        22.4      --          --
    Provision for deferred federal income taxes and minority interest........        (9.6)     --          --
                                                                               ----------  ----------  ----------
                                                                                     12.8      --          --
                                                                               ----------  ----------  ----------
  Appreciation (depreciation) during the period:
    Net appreciation (depreciation) on available-for-sale securities.........       466.0      (492.1)       (9.6)
    (Provision) benefit for deferred federal income taxes....................      (163.1)      171.9         2.8
    Minority interest........................................................       (83.7)       76.7         3.7
                                                                               ----------  ----------  ----------
                                                                                    219.2      (243.5)       (3.1)
                                                                               ----------  ----------  ----------
    Balance at end of year...................................................       153.0       (79.0)       17.5
                                                                               ----------  ----------  ----------
      Total shareholders' equity.............................................  $  1,724.3  $    992.4  $  1,050.9
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                                                  -------------------------------
                                                                                    1995       1994       1993
                                                                                  ---------  ---------  ---------
                                                                                           (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income....................................................................  $   137.0  $    38.0  $   157.4
  Adjustments to reconcile net income to net cash provided by operating activities:
    Minority interest...........................................................       73.1       50.1      112.7
    Net realized gains..........................................................      (39.8)      (1.1)    (159.6)
    Deferred federal income taxes (benefits)....................................      (37.0)       8.0      (20.4)
    Increase in deferred policy acquisition costs...............................      (38.4)     (34.6)     (51.8)
    Increase in premiums and notes receivable, net of reinsurance payable.......      (42.0)     (25.6)     (37.5)
    (Increase) decrease in accrued investment income............................        7.0        4.6       (1.6)
    Increase in policy liabilities and accruals, net............................      116.2      175.9      131.7
    (Increase) decrease in reinsurance receivable...............................      (75.6)     (31.9)      18.6
    Increase in expenses and taxes payable......................................        7.5       88.0      104.7
    Separate account activity, net..............................................       (0.1)       0.4       21.4
    Other, net..................................................................       23.9       59.9        2.7
                                                                                  ---------  ---------  ---------
      Net cash provided by operating activities.................................      131.8      331.7      278.3
                                                                                  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from disposals and maturities of available-for-sale fixed
   maturities...................................................................    2,738.4    2,097.8     --
  Proceeds from disposals of held-to-maturity fixed maturities..................      271.3      304.4    2,094.9
  Proceeds from disposals of equity securities..................................      120.0      143.9      585.8
  Proceeds from disposals of other investments..................................       40.5       25.9       74.0
  Proceeds from mortgages matured or collected..................................      230.3      256.4      291.2
  Purchase of available-for-sale fixed maturities...............................   (3,273.3)  (2,150.1)    --
  Purchase of held-to-maturity fixed maturities.................................     --         (111.6)  (2,577.1)
  Purchase of equity securities.................................................     (254.0)    (172.2)    (673.3)
  Purchase of other investments.................................................      (24.8)     (26.6)     (46.5)
  Proceeds from sale of businesses..............................................       32.9     --           79.5
  Capital expenditures..........................................................      (14.1)     (43.1)     (37.5)
  Other investing activities, net...............................................        4.7        2.4        1.3
                                                                                  ---------  ---------  ---------
      Net cash (used in) provided by investing activities.......................     (128.1)     327.2     (207.7)
                                                                                  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Deposits and interest credited to contractholder deposit funds................      445.8      786.3      738.7
  Withdrawals from contractholder deposit funds.................................   (1,069.9)  (1,187.0)    (894.0)
  Change in short-term debt.....................................................       (4.8)      (6.0)       1.4
  Change in long-term debt......................................................        0.2        0.3     --
  Dividends paid to minority shareholders.......................................       (4.1)      (4.2)      (3.9)
  Capital contributed from parent...............................................      392.4     --          156.2
  Payments for policyholders' membership interests..............................      (27.9)    --         --
  Net proceeds from issuance of long-term debt..................................     --         --         --
  Other, net....................................................................      (20.9)    --           (1.3)
                                                                                  ---------  ---------  ---------
Net cash used in financing activities...........................................     (289.2)    (410.6)      (2.9)
                                                                                  ---------  ---------  ---------
Net (decrease) increase in cash and cash equivalents............................     (285.5)     248.3       67.7
Net change in cash held in the Closed Block.....................................      (17.6)    --         --
Cash and cash equivalents, beginning of year....................................      539.7      291.4      223.7
                                                                                  ---------  ---------  ---------
Cash and cash equivalents, end of year..........................................  $   236.6  $   539.7  $   291.4
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid.................................................................  $     4.1  $     4.3  $     1.7
  Income taxes paid.............................................................  $    90.6  $    46.1  $    57.3

  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or the "Company", formerly State Mutual Life Assurance Company of America ["State Mutual"]) was organized as a mutual life insurance company until October 16, 1995. FAFLIC converted to a stock life insurance company pursuant to a plan of reorganization effective October 16, 1995 and became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The consolidated financial statements have been prepared as if FAFLIC were organized as a stock life insurance company for all periods presented. Thus, generally accepted accounting principles for stock life insurance companies have been applied retroactively for all periods presented.

The consolidated financial statements of FAFLIC include the accounts of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC", formerly SMA Life Assurance Company) its wholly owned life insurance subsidiary, non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property and Casualty Companies, Inc. ("Allmerica P&C", a 58.3%-owned non-insurance holding company). The Closed Block assets and liabilities at December 31, 1995 and its results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Prior to demutualization such amounts are presented line by line in the consolidated financial statements (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements as of December 31, 1995 and the year then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

Minority interest relates to the Company's investment in Allmerica P&C and its only significant subsidiary, The Hanover Insurance Company ("Hanover"). Hanover's 81.1%-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

As of October 16, 1995, the Company established and began operating a closed block (the "Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies, individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts after the demutualization. Unless the Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. On October 16, 1995, FAFLIC allocated to the Closed Block assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales payable in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets at October 16, 1995 measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at October 16, 1995, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined as of October 16, 1995.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). SFAS No. 115 requires that an enterprise classify debt and equity securities into one of three categories; held-to-maturity, available-for-sale, or trading. Investments classified as held-to-maturity shall be investments that the enterprise has the positive intent and ability to hold until maturity. Trading securities are investments which are bought and held principally for the purpose of selling them in the near term. Investments classified as neither trading securities nor held-to-maturity shall be classified as available-for-sale securities. SFAS No. 115 also requires that unrealized holding gains and losses for trading securities be included in earnings, while unrealized gains and losses for available-for-sale securities be excluded from earnings and reported as a separate component of shareholder equity until realized. SFAS No. 115 also requires that for a decline in the fair value which is judged to be other than temporary, the cost basis of the security should be written down to fair value, and the amount of the write-down recognized in earnings as a realized loss.

Previously, the  Company  classified all  of  its fixed  maturities  and  equity securities as available-for-sale or held-to-maturity investments. Fixed maturities held-to-maturity consist of certain bonds, presented at amortized cost, that management intends and has the ability to hold until maturity. Fixed maturities available-for-sale consist of certain bonds and redeemable preferred stocks, presented at fair value, that management may not hold until maturity. Equity securities available-for-sale are comprised of common stocks which are carried at fair value. Prior to January 1, 1994, all fixed maturity investments, which included bonds and redeemable preferred stocks, were principally carried at amortized cost. Equity securities, which included common and non-redeemable preferred stock, were carried at fair value. Unrealized gains or losses on investments classified as available-for-sale, net of deferred federal income taxes, minority interest, deferred policy acquisition expenses and amounts attributable to participating contractholders, are included as a separate component of shareholders' equity. As discussed in Note 3, the Company transferred all securities classified as held-to-maturity to available-for-sale on November 30, 1995.

Realized gains and losses on sales of fixed maturities and equity securities are determined on the specific-identification basis using amortized cost for fixed maturities and cost for equity securities. Fixed maturities and equity securities with other than temporary declines in fair value are written down to estimated fair value resulting in the recognition of realized losses.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing reserves, management considers, among other things, the estimated fair value of the underlying collateral.

Fixed  maturities  and  mortgage  loans  that  are  delinquent  are  placed   on
non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

Real estate that has been acquired through the foreclosure of mortgage loans is valued at the estimated fair value at the time of foreclosure. The Company considers several methods in determining fair value at foreclosure, using primarily third-party appraisals and discounted cash flow analyses. After foreclosure, the Company makes a determination as to whether the asset should be held for production of income or held for sale.

Real estate investments held for the production of income and held for sale are carried at depreciated cost less valuation allowances, if necessary, to reduce the carrying value to fair value. Depreciation is generally calculated using the straight-line method.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits over the expected life of the contracts using a revised interest rate applied to the remaining benefit period. Acquisition costs related to annuity and other life insurance businesses are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination.

Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholders' equity or net investment income.

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made on property and casualty and health insurance for reported losses and estimates of losses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty, group life, and accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts, deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty and group life, accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

K.  POLICYHOLDER DIVIDENDS

Prior to demutualization, certain life, health and annuity insurance policies contained dividend payment provisions that enabled the policyholder to participate in the earnings of the Company. The amount of policyholders' dividends was determined annually by the Board of Directors. The aggregate amount of policyholders' dividends was related to the actual interest, mortality, morbidity and expense experience for the year and the Company's judgment as to the appropriate level of statutory surplus to be retained. The participating life insurance in force was 16.2% of the face value of total life insurance in force at December 31, 1994. The premiums on participating life, health and annuity policies were 11.3%, 6.4% and 6.6% of total life, health and annuity statutory premiums prior to demutualization in 1995, 1994 and 1993, respectively. Total policyholders' dividends were $23.3 million, $32.8 million and $24.2 million prior to demutualization in 1995, 1994 and 1993, respectively.

L.  FEDERAL INCOME TAXES

AFC, FAFLIC, AFLIAC and FAFLIC's non-insurance domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life company taxable income. Allmerica P&C and its subsidiaries file a separate United States federal income tax return.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

M.  NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued. This statement requires companies to write down to fair value long-lived assets whose carrying value is greater than the undiscounted cash flows of those assets. The statement also requires that long-lived assets of which management is committed to dispose, either by sale or abandonment, be valued at the lower of their carrying amount or fair value less costs to sell. This statement is effective for fiscal years beginning after December 15, 1995. Management expects that adoption of this statement will not have a material effect on the financial statements.

N.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

Pursuant to the plan  of reorganization effective October  16, 1995, AFC  issued
37.5 million shares of its common stock to eligible policyholders. AFC also issued 12.6 million shares of its common stock at a price of $21.00 per share in a public offering, resulting in net proceeds of $248.0 million, and issued Senior Debentures in the principal amount of $200.0 million which resulted in net proceeds of $197.2 million. AFC contributed $392.4 million of these proceeds to FAFLIC.

Effective March 31, 1995, the Company entered into an agreement with TSSG, a division of First Data Corporation, pursuant to which the Company sold its mutual fund processing business and agreed not to engage in this business for four years after that date. In accordance with this agreement, the Company received proceeds of $32.1 million. A gain of $13.5 million, net of taxes of $7.2 million, was recorded in March 1995.

In March and April, 1993, Citizens Corporation, a newly formed holding company for Citizens, issued approximately 19.35% of its common stock in an initial public offering, generating net proceeds of $156.2 million (7.0 million shares at $24.00 per share). Proceeds to Citizens Corporation were reduced by underwriting and other stock issuance costs. A non-taxable gain of $62.9 million was recorded in 1993 in connection with this initial public offering. This gain is non-taxable because only newly-issued shares of Citizens Corporation were issued to the public.

Effective December 31, 1992, Hanover entered into a definitive agreement to sell its wholly owned subsidiary, Beacon Insurance Company of America, and its wholly owned subsidiary, American Select Insurance Company, for $89.7 million. A gain of $20.7 million, net of taxes of $15.0 million, was recorded in 1993.

3.  INVESTMENTS

A.  FIXED MATURITIES AND EQUITY SECURITIES

Effective January 1, 1994, the Company adopted SFAS No. 115, which requires that investments be classified into one of three categories: held-to-maturity, available-for-sale, or trading.

The effect of implementing SFAS No. 115 as of January 1, 1994 was an increase in the carrying value of fixed maturity investments of $335.3 million, a decrease in deferred policy acquisition costs of $20.8 million, an increase in policyholder liabilities of $18.4 million, a net increase in deferred income tax liabilities of $103.7 million, an increase in minority interest of $45.4 million, and an increase in shareholders' equity of $147.0 million, which resulted from changing the carrying value of certain fixed maturities from amortized cost to fair value and related adjustments. The implementation had no effect on net income.

In November 1995, the Financial Accounting Standards Board issued a Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which permitted companies to reclassify securities, where appropriate, based on the new guidance. As a result, the Company transferred securities with amortized cost and fair value of $696.4 million and $725.6 million, respectively, from the held-to-maturity category to the available-for-sale category, which resulted in a net increase in shareholders' equity of $12.8 million.

The amortized cost and fair value of available-for-sale and held-to-maturity fixed maturities and equity securities were as follows:

                                                                                  DECEMBER 31, 1995
                                                                   ------------------------------------------------
                                                                                  GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                                    COST (1)      GAINS       LOSSES       VALUE
                                                                   ----------  -----------  -----------  ----------
                                                                                    (IN MILLIONS)
AVAILABLE-FOR-SALE
U.S. Treasury securities and U.S. government and agency
 securities......................................................  $    377.0   $    21.0    $  --       $    398.0
States and political subdivisions................................     2,110.6        60.7          4.0      2,167.3
Foreign governments..............................................        60.6         3.4          0.6         63.4
Corporate fixed maturities.......................................     4,582.1       200.8         16.4      4,766.5
  U.S. government mortgage-backed securities.....................       337.6         8.6          2.1        344.1
Total fixed maturities available-for-sale........................  $  7,467.9   $   294.5    $    23.1   $  7,739.3
                                                                   ----------  -----------       -----   ----------
Equity securities................................................  $    410.6   $   111.7    $     5.1   $    517.2
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------

                                                                                  DECEMBER 31, 1994
                                                                   ------------------------------------------------
                                                                                  GROSS        GROSS
                                                                   AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                                                    COST (1)      GAINS       LOSSES       VALUE
                                                                   ----------  -----------  -----------  ----------
                                                                                    (IN MILLIONS)
AVAILABLE-FOR-SALE
U.S. Treasury securities and U.S. government and agency
 securities......................................................  $    280.2   $     4.8    $     9.1   $    275.9
States and political subdivisions................................     2,011.3        14.9         76.2      1,950.0
Foreign governments..............................................        96.8         1.8         12.8         85.8
Corporate fixed maturities.......................................     4,201.4        24.7        157.4      4,068.7
  U.S. government mortgage-backed securities.....................       134.9         0.4          3.7        131.6
                                                                   ----------  -----------       -----   ----------
Total fixed maturities available-for-sale........................  $  6,724.6   $    46.6    $   259.2   $  6,512.0
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------
Equity securities................................................  $    260.4   $    35.3    $     9.3   $    286.4
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------
HELD-TO-MATURITY
State and political subdivisions.................................  $      8.1   $     0.1    $     0.8          7.4
Foreign governments..............................................        20.7         0.2          0.2         20.7
Corporate fixed maturities.......................................       927.3        13.7         22.5        918.5
Corporate mortgage-backed securities.............................         3.2         0.1       --              3.3
                                                                   ----------  -----------       -----   ----------
Total fixed maturities held-to-maturity..........................  $    959.3   $    14.1    $    23.5   $    949.9
                                                                   ----------  -----------       -----   ----------
                                                                   ----------  -----------       -----   ----------

------------------------
(1) Amortized cost for fixed maturities and cost for equity securities.

In March 1994, AFLIAC voluntarily withdrew its license in New York in order to provide for certain commission arrangements prohibited by New York comparable to AFLIAC's competitors. In connection with the withdrawal, FAFLIC, which is licensed in New York, became qualified to sell the products previously sold by AFLIAC in New York. AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1995, the amortized cost and market value of assets on deposit were $295.0 million and $303.6 million, respectively. At December 31, 1994, the amortized cost and market value of assets on deposit were $327.9 million and $323.5 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $82.2 million and $67.0 million were on deposit with various state and governmental authorities at December 31, 1995 and 1994, respectively.

There were approximately $21.8 million of contractual fixed maturity investment commitments at December 31, 1994 and none at December 31, 1995.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                                   DECEMBER 31, 1995
                                                                                 ----------------------
                                                                                 AMORTIZED      FAIR
                                                                                    COST       VALUE
                                                                                 ----------  ----------
                                                                                     (IN MILLIONS)
AVAILABLE-FOR-SALE
Due in one year or less........................................................  $    970.8  $    975.6
Due after one year through five years..........................................     3,507.9     3,657.1
Due after five years through ten years.........................................     1,794.0     1,866.0
Due after ten years............................................................     1,195.2     1,240.6
                                                                                 ----------  ----------
    Total......................................................................  $  7,467.9  $  7,739.3
                                                                                 ----------  ----------
                                                                                 ----------  ----------

The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                                         FOR THE YEARS ENDED DECEMBER 31
                                                                      --------------------------------------
                                                                       PROCEEDS FROM
                                                                          SALES OF
                                                                      AVAILABLE-FOR-SALE   GROSS     GROSS
                                                                         SECURITES        GAINS     LOSSES
                                                                      ----------------  ---------  ---------
                                                                                  (IN MILLIONS)
1995
Fixed maturities....................................................    $    1,612.3    $    23.7  $    33.0
                                                                            --------    ---------  ---------
Equity securities...................................................    $      122.2    $    23.1  $     6.9
                                                                            --------    ---------  ---------
1994
Fixed maturities....................................................    $    1,026.2    $    12.6  $    21.6
                                                                            --------    ---------  ---------
Equity securities...................................................    $      124.3    $    17.4  $     4.5
                                                                            --------    ---------  ---------

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                                              -------------------------------------
                                                                                              EQUITY
                                                                                 FIXED      SECURITIES
                                                                              MATURITIES   AND OTHER (1)    TOTAL
                                                                              -----------  -------------  ---------
                                                                                          (IN MILLIONS)
1995
Net appreciation (depreciation),
 beginning of year..........................................................   $   (89.4)    $    10.4    $   (79.0)
                                                                              -----------       ------    ---------
Effect of transfer of securities between classifications:
  Net appreciation on available-for-sale fixed maturities...................        29.2        --             29.2
  Effect of transfer on deferred policy acquisition costs and on policy
   liabilities..............................................................        (6.8)       --             (6.8)
  Provision for deferred federal income taxes and minority interest.........        (9.6)       --             (9.6)
                                                                              -----------       ------    ---------
                                                                                    12.8        --             12.8
                                                                              -----------       ------    ---------
Net appreciation on available-for-sale securities...........................       465.4          87.5        552.9
Net depreciation from the effect on deferred policy acquisition costs and on
 policy liabilities.........................................................       (86.9)       --            (86.9)
Provision for deferred federal income taxes and minority interest...........      (193.2)        (53.6)      (246.8)
                                                                              -----------       ------    ---------
                                                                                   185.3          33.9        219.2
                                                                              -----------       ------    ---------
Net appreciation, end of year...............................................   $   108.7     $    44.3    $   153.0
                                                                              -----------       ------    ---------
                                                                              -----------       ------    ---------

1994
Net appreciation, beginning of year.........................................   $  --         $    17.5    $    17.5
                                                                              -----------       ------    ---------
Cumulative effect of accounting change:
  Net appreciation on available-for-sale fixed maturities...................       335.3        --            335.3
  Net depreciation from the effect of accounting change on deferred policy
   acquisition costs and on policy liabilities..............................       (39.2)       --            (39.2)
  Provision for deferred federal income taxes and minority interest.........      (149.1)       --           (149.1)
                                                                              -----------       ------    ---------
                                                                                   147.0          17.5        164.5
                                                                              -----------       ------    ---------
Net depreciation on available-for-sale securities...........................      (547.9)        (17.4)      (565.3)
Net appreciation from the effect on deferred policy acquisition costs and on
 policy liabilities.........................................................        73.2        --             73.2
Benefit for deferred federal income taxes and minority interest.............       238.3          10.3        248.6
                                                                              -----------       ------    ---------
Net appreciation (depreciation), end of year................................   $   (89.4)    $    10.4    $   (79.0)
                                                                              -----------       ------    ---------
                                                                              -----------       ------    ---------

------------------------
(1) Includes net appreciation on other investments of $6.9 million and $0.6 million in 1995 and 1994, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1995        1994
                                                                         ---------  ----------
                                                                             (IN MILLIONS)
Mortgage loans.........................................................  $   799.5  $  1,106.7
                                                                         ---------  ----------
Real estate:
  Held for sale........................................................      168.9       134.5
  Held for production of income........................................       10.7        45.8
                                                                         ---------  ----------
  Total real estate....................................................      179.6       180.3
                                                                         ---------  ----------
Total mortgage loans and real estate...................................  $   979.1  $  1,287.0
                                                                         ---------  ----------
                                                                         ---------  ----------

Reserves for mortgage loans were $33.8 million and $47.2 million as of December 31, 1995 and 1994, respectively.

During 1995, 1994 and 1993, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $26.1 million, $39.2 million and $26.7 million, respectively.

At December 31, 1995, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $8.2 million in the Closed Block. These commitments generally expire within one year. There are no contractual commitments to extend credit under commercial mortgage loan agreements outside the Closed Block.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1995        1994
                                                                         ---------  ----------
                                                                             (IN MILLIONS)
Property type:
  Office building......................................................  $   435.9  $    553.6
  Residential..........................................................      145.3       207.3
  Retail...............................................................      205.6       246.5
  Industrial / warehouse...............................................       93.8       144.1
  Other................................................................      151.9       205.6
  Valuation allowances.................................................      (53.4)      (70.1)
                                                                         ---------  ----------
Total..................................................................  $   979.1  $  1,287.0
                                                                         ---------  ----------
                                                                         ---------  ----------
Geographic region:
  South Atlantic.......................................................  $   281.4  $    374.2
  Pacific..............................................................      191.9       238.7
  East North Central...................................................      118.2       138.5
  Middle Atlantic......................................................      148.9       151.2
  West South Central...................................................       79.7       102.3
  New England..........................................................       94.9       103.1
  Other................................................................      117.5       249.1
  Valuation allowances.................................................      (53.4)      (70.1)
                                                                         ---------  ----------
Total..................................................................  $   979.1  $  1,287.0
                                                                         ---------  ----------
                                                                         ---------  ----------

At December 31, 1995, scheduled mortgage loan maturities were as follows: 1996 -- $206.1 million; 1997 -- $143.7 million; 1998 -- $167.4 million; 1999 --
$109.9 million; 2000 -- $124.2 million; and $48.2 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1995, the Company refinanced $24.0 million of mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                        ----------------------------------------------------
                                                        BALANCE AT                              BALANCE AT
                                                         JANUARY 1    ADDITIONS   DEDUCTIONS    DECEMBER 31
                                                        -----------  -----------  -----------  -------------
                                                                           (IN MILLIONS)
1995
Mortgage loans........................................   $    47.2    $     1.5    $    14.9     $    33.8
Real estate...........................................        22.9         (0.6)         2.7          19.6
                                                             -----        -----        -----         -----
  Total...............................................   $    70.1    $     0.9    $    17.6     $    53.4
                                                             -----        -----        -----         -----
                                                             -----        -----        -----         -----
1994
Mortgage loans........................................   $    73.8    $    14.6    $    41.2     $    47.2
Real estate...........................................        21.0          3.2          1.3          22.9
                                                             -----        -----        -----         -----
  Total...............................................   $    94.8    $    17.8    $    42.5     $    70.1
                                                             -----        -----        -----         -----
                                                             -----        -----        -----         -----
1993
Mortgage loans........................................   $    86.7    $     4.6    $    17.5     $    73.8
Real estate...........................................         8.3         12.7       --              21.0
                                                             -----        -----        -----         -----
  Total...............................................   $    95.0    $    17.3    $    17.5     $    94.8
                                                             -----        -----        -----         -----
                                                             -----        -----        -----         -----

D.  FUTURES CONTRACTS

FAFLIC purchases and sells futures contracts on margin to hedge against interest rate fluctuations and their effect on the net cash flows from the sales of guaranteed investment contracts. The notional amount of such futures contracts outstanding were $74.7 million and $126.6 million at December 31, 1995 and 1994, respectively. Because the Company purchases and sells futures contracts through brokers who assume the risk of loss, the Company's exposure to credit risk under futures contracts is limited to the margin deposited with the broker. The maturity of all futures contracts outstanding are less than one year. The fair value of futures contracts outstanding were $75.7 million and $126.5 million at December 31, 1995 and 1994, respectively.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. Deferred hedging gains and (losses) were $5.6 million, $(7.7) million, and $6.9 million in 1995, 1994 and 1993, respectively. Gains and losses on hedge contracts that are deemed ineffective by management are realized immediately.

A reconciliation of the notional amount of futures contracts is as follows:

                                                                        FOR THE YEARS ENDED DECEMBER 31
                                                                        -------------------------------
                                                                          1995       1994       1993
                                                                        ---------  ---------  ---------
                                                                                 (IN MILLIONS)
Contracts outstanding, beginning of year..............................  $   126.6  $   141.7  $   120.0
New contracts.........................................................      343.5      816.0      493.3
Contracts terminated..................................................     (395.4)    (831.1) $  (471.6)
                                                                        ---------  ---------  ---------
Contracts outstanding, end of year....................................  $    74.7  $   126.6  $   141.7
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts to hedge exposure to currency risk on foreign fixed maturity investments. Interest and principal related to foreign fixed maturity investments payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment translated at a specific currency exchange rate. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange. The fair values of the foreign currency swap contracts outstanding were $104.2 million and $117.5 million at December 31, 1995 and 1994, respectively.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1995, 1994, and 1993. The Company had no deferred gains or losses on foreign currency swap contracts.

A reconciliation of the notional amount of swap contracts is as follows:

                                                                           FOR THE YEARS ENDED DECEMBER 31
                                                                           -------------------------------
                                                                             1995       1994       1993
                                                                           ---------  ---------  ---------
                                                                                    (IN MILLIONS)
Contracts outstanding, beginning of year.................................  $   118.7  $   128.8  $    95.0
New Contracts............................................................     --            5.0       50.8
Contracts expired........................................................     --          (10.1)     (17.0)
Contracts terminated.....................................................      (14.1)      (5.0)    --
                                                                           ---------  ---------  ---------
Contracts outstanding, end of year.......................................  $   104.6  $   118.7  $   128.8
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

Expected maturities of foreign currency swap contracts are $36.0 million in 1996, $28.8 million in 1997, and $39.8 million in 1998 and thereafter.

F.  OTHER

At December 31, 1995, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholders' equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                                 -------------------------------
                                                                   1995       1994       1993
                                                                 ---------  ---------  ---------
                                                                          (IN MILLIONS)
Fixed maturities...............................................  $   554.0  $   578.3  $   601.5
Mortgage loans.................................................       97.0      119.9      155.7
Equity securities..............................................       16.8       12.1        7.1
Policy loans...................................................       20.3       23.3       23.5
Real estate....................................................       48.5       44.6       43.4
Other long-term investments....................................        4.4        4.3        2.1
Short-term investments.........................................       21.4        9.5        7.4
                                                                 ---------  ---------  ---------
  Gross investment income......................................      762.4      792.0      840.7
Less investment expenses.......................................      (52.3)     (48.9)     (57.9)
                                                                 ---------  ---------  ---------
  Net investment income........................................  $   710.1  $   743.1  $   782.8
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

As of December 31, 1995, fixed maturities and mortgage loans on non-accrual status were $1.4 million and $85.4 million, including restructured loans of $46.8 million. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, was to reduce net income by $0.6 million, $5.1 million and $14.0 million in 1995, 1994 and 1993, respectively.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $98.9 million, $126.8 million and $167.0 million at December 31, 1995, 1994 and 1993, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $11.1 million, $14.4 million and $18.1 million in 1995, 1994 and 1993, respectively. Actual interest income on these loans included in net investment income aggregated $7.1 million, $8.2 million and $10.6 million in 1995, 1994 and 1993, respectively.

At December 31, 1995, fixed maturities with a carrying value of $1.4 million were non-income producing for the twelve months ended December 31, 1995. There were no mortgage loans which were non-income producing for the twelve months ended December 31, 1995.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

                                                                   FOR THE YEARS ENDED DECEMBER 31
                                                                   -------------------------------
                                                                     1995       1994       1993
                                                                   ---------  ---------  ---------
                                                                            (IN MILLIONS)
Fixed maturities.................................................  $    (7.0) $     2.4  $    48.8
Mortgage loans...................................................        1.4      (12.1)      (0.5)
Equity securities................................................       16.2       12.4       29.8
Real estate......................................................        5.3        1.4      (14.5)
Other............................................................        3.2       (3.0)      (2.6)
                                                                   ---------  ---------  ---------
Net realized investment gains....................................  $    19.1  $     1.1  $    61.0
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

Proceeds from voluntary sales of investments in fixed maturities were $1,612.3 million, $1,036.5 million and $817.5 million in 1995, 1994 and 1993, respectively. Realized gains on such sales were $23.7 million, $12.9 million and $38.8 million; and realized losses were $33.0 million, $21.6 million and $2.6 million for 1995, 1994 and 1993, respectively.

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Fair values of interest rate futures were not material at December 31, 1995 and 1994.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

REINSURANCE RECEIVABLES

The carrying amount reported in the consolidated balance sheets approximates fair value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Other liabilities are based on surrender values.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value. The fair value of long-term debt was estimated using market quotes, when available, and, when not available, discounted cash flow analyses.

The estimated fair values of the financial instruments were as follows:

                                                                                   DECEMBER 31
                                                                  ----------------------------------------------
                                                                           1995                    1994
                                                                  ----------------------  ----------------------
                                                                   CARRYING      FAIR      CARRYING      FAIR
                                                                    VALUE       VALUE       VALUE       VALUE
                                                                  ----------  ----------  ----------  ----------
                                                                                  (IN MILLIONS)
FINANCIAL ASSETS
  Cash and cash equivalents.....................................  $    236.6  $    236.6  $    539.7  $    539.7
  Fixed maturities..............................................     7,739.3     7,739.3     7,471.3     7,461.9
  Equity securities.............................................       517.2       517.2       286.4       286.4
  Mortgage loans................................................       799.5       845.4     1,106.7     1,105.8
  Policy loans..................................................       123.2       123.2       364.9       364.9
                                                                  ----------  ----------  ----------  ----------
                                                                  $  9,415.8  $  9,461.7  $  9,769.0  $  9,758.7
                                                                  ----------  ----------  ----------  ----------
                                                                  ----------  ----------  ----------  ----------
FINANCIAL LIABILITIES
  Guaranteed investment contracts...............................  $  1,632.8  $  1,677.0  $  2,170.6  $  2,134.0
  Supplemental contracts without life contingencies.............        24.4        24.4        25.3        25.3
  Dividend accumulations........................................        86.2        86.2        84.5        84.5
  Other individual contract deposit funds.......................        95.7        92.8       111.3       108.0
  Other group contract deposit funds............................       894.0       902.8       980.3       969.6
  Individual annuity contracts..................................       966.3       810.0       988.9       870.6
  Short-term debt...............................................        28.0        28.0        32.8        32.8
  Long-term debt................................................         2.8         2.9         2.7         2.7
                                                                  ----------  ----------  ----------  ----------
                                                                  $  3,730.2  $  3,624.1  $  4,396.4  $  4,227.5
                                                                  ----------  ----------  ----------  ----------
                                                                  ----------  ----------  ----------  ----------

6.  CLOSED BLOCK

Included in other income in the Consolidated Statement of Income in 1995 is a net pre-tax contribution from the Closed Block of $2.9 million. Summarized financial information of the Closed Block as of September 30, 1995 (date used to estimate financial information for the date of establishment of October 16,
1995) and December 31, 1995 and for the period October 1, 1995 through December 31, 1995 is as follows:

                                                                                        1995
                                                                             ---------------------------
                                                                             DECEMBER 31   SEPTEMBER 30
                                                                             ------------  -------------
                                                                                    (IN MILLIONS)
ASSETS
  Fixed maturities, at fair value (amortized cost of $447.4 and $313.3,
   respectively)...........................................................   $    458.0     $   318.4
  Mortgage loans...........................................................         57.1          61.6
  Policy loans.............................................................        242.4         245.3
  Cash and cash equivalents................................................         17.6          12.3
  Accrued investment income................................................         16.6          15.3
  Deferred policy acquisition costs........................................         24.5          24.8
  Other assets.............................................................          2.7           6.4
                                                                             ------------  -------------
Total assets...............................................................   $    818.9     $   684.1
                                                                             ------------  -------------
                                                                             ------------  -------------

LIABILITIES
  Policy liabilities and accruals..........................................   $    899.2     $   894.3
  Other liabilities........................................................          2.8           4.2
                                                                             ------------  -------------
Total liabilities..........................................................   $    902.0     $   898.5
                                                                             ------------  -------------
                                                                             ------------  -------------

                                                                                            PERIOD FROM
                                                                                             OCTOBER 1
                                                                                              THROUGH
                                                                                            DECEMBER 31
                                                                                                1995
                                                                                            ------------
                                                                                                (IN
                                                                                             MILLIONS)
Revenues
  Premiums................................................................................   $     11.5
  Net investment income...................................................................         12.8
                                                                                            ------------
Total revenues............................................................................         24.3
                                                                                            ------------
Benefits and expenses.....................................................................
  Policy benefits.........................................................................         20.6
  Policy acquisition expenses.............................................................          0.8
                                                                                            ------------
Total benefits and expenses...............................................................         21.4
                                                                                            ------------
Contribution from the Closed Block........................................................   $      2.9
                                                                                            ------------
                                                                                            ------------
Cash flows
  Cash flows from operating activities:
    Contribution from the Closed Block....................................................   $      2.9
    Initial cash transferred to the Closed Block..........................................        139.7
    Change in deferred policy acquisition costs, net......................................          0.4
    Change in premiums and other receivables..............................................         (0.1)
    Change in policy liabilities and accruals.............................................          2.0
    Change in accrued investment income...................................................         (1.3)
    Other, net............................................................................          0.8
                                                                                            ------------
  Net cash provided by operating activities...............................................        144.4
                                                                                            ------------
                                                                                            ------------
  Cash flows from investing activities:
    Sales, maturities and repayments of investments.......................................         29.0
    Purchases of investments..............................................................       (158.8)
    Other, net............................................................................          3.0
                                                                                            ------------
  Net cash used by investing activities...................................................       (126.8)
                                                                                            ------------
Change in cash and cash equivalents and ending balance....................................   $     17.6
                                                                                            ------------
                                                                                            ------------

On October 16, 1995, there were no valuation allowances transferred to the Closed Block on mortgage loans. There are no valuation allowances on mortgage loans at December 31, 1995.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7.  DEBT

Short- and long-term debt consisted of the following:

                                                                                  DECEMBER 31
                                                                              --------------------
                                                                                1995       1994
                                                                              ---------  ---------
                                                                                 (IN MILLIONS)
Short-Term
  Commercial paper..........................................................  $    27.7  $    32.8
  Other.....................................................................        0.3     --
                                                                              ---------  ---------
Total short-term debt.......................................................  $    28.0  $    32.8
                                                                              ---------  ---------
                                                                              ---------  ---------
Long-term debt..............................................................  $     2.8  $     2.7
                                                                              ---------  ---------
                                                                              ---------  ---------

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by various lines of credit. As of December 31, 1995, the weighted average interest rate for outstanding commercial paper was 5.8%.

As of December 31, 1995, FAFLIC had approximately $245.0 million in committed lines of credit provided by U.S. banks, of which $217.3 million was available for borrowing. These lines of credit generally have terms of less than one year, and require the Company to pay annual commitment fees ranging from 0.10% to 0.125% of the available credit. Interest that would be charged for usage of these lines of credit is based upon negotiated arrangements.

Interest expense was $4.1 million, $4.3 million and $1.6 million in 1995, 1994 and 1993, respectively.

In October, 1995, AFC issued $200.0 million face amount of Senior Debentures for proceeds of $197.2 million net of discounts and issuance costs. These securities have an effective interest rate of 7.65%, and mature on October 16, 2025. Interest is payable semiannually on October 15 and April 15 of each year. The Senior Debentures are subject to certain restrictive covenants, including limitations on issuance of or disposition of stock of restricted subsidiaries and limitations on liens. AFC is in compliance with all covenants. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC.

8.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the consolidated statements of income is shown below:

                                                                   FOR THE YEARS ENDED DECEMBER 31
                                                                   -------------------------------
                                                                     1995       1994       1993
                                                                   ---------  ---------  ---------
                                                                            (IN MILLIONS)
Federal income tax expense (benefit)
  Current........................................................  $   119.7  $    45.4  $    95.1
  Deferred.......................................................      (37.0)       8.0      (20.4)
                                                                   ---------  ---------  ---------
      Total......................................................  $    82.7  $    53.4  $    74.7
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

The federal income taxes attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate. The sources of the difference and the tax effects of each were as follows:

                                                                 FOR THE YEARS ENDED DECEMBER 31
                                                                 -------------------------------
                                                                   1995       1994       1993
                                                                 ---------  ---------  ---------
                                                                          (IN MILLIONS)
Expected federal income tax expense............................  $   105.6  $    53.7  $   138.2
  Tax-exempt interest..........................................      (32.2)     (35.9)     (32.8)
  Differential earnings amount.................................       (7.6)      35.0      (10.9)
  Non-taxable gain.............................................     --         --          (22.0)
  Dividend received deduction..................................       (4.0)      (2.5)      (1.3)
  Foreign tax credit...........................................       (0.7)      (0.8)      (0.9)
  Changes in tax reserve estimates.............................       19.3        4.0        3.5
  Other, net...................................................        2.3       (0.1)       0.9
                                                                 ---------  ---------  ---------
Federal income tax expense.....................................  $    82.7  $    53.4  $    74.7
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

Until conversion to a stock life insurance company, FAFLIC, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying the average equity base of the FAFLIC/AFLIAC consolidated group, as determined for tax purposes, by the estimate of an excess of an imputed earnings rate over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service (IRS). For its 1995 federal income tax return, FAFLIC has estimated that there will be no tax effect from a differential earnings amount, including the expected effect of future recomputations by the IRS. As a stock life company, FAFLIC is no longer required to reduce its policyholder dividend deduction by the differential earnings amount.

The   deferred  income  tax  asset  represents  the  tax  effects  of  temporary differences attributable to Allmerica P&C, a separate consolidated group for federal tax return purposes. Its components were as follows:

                                                                              DECEMBER 31
                                                                          --------------------
                                                                            1995       1994
                                                                          ---------  ---------
                                                                             (IN MILLIONS)
Deferred tax (assets) liabilities
  AMT carryforwards.....................................................  $    (9.8) $   (11.9)
  Loss reserve discounting..............................................     (178.3)    (187.6)
  Deferred acquisition costs............................................       55.1       54.2
  Employee benefit plans................................................      (25.5)     (22.0)
  Investments, net......................................................       77.4      (22.7)
  Fixed assets..........................................................        2.5        4.5
  Bad debt reserve......................................................       (1.8)      (1.8)
  Other, net............................................................       (0.8)      (1.8)
                                                                          ---------  ---------
Deferred tax asset, net.................................................  $   (81.2) $  (189.1)
                                                                          ---------  ---------
                                                                          ---------  ---------

The deferred income tax liability represents the tax effects of temporary differences attributable to the FAFLIC/AFLIAC consolidated federal tax return group. Its components were as follows:

                                                                              DECEMBER 31
                                                                          --------------------
                                                                            1995       1994
                                                                          ---------  ---------
                                                                             (IN MILLIONS)
Deferred tax (assets) liabilities
  NOL carryforwards.....................................................  $  --      $    (3.3)
  AMT carryforwards.....................................................     --           (1.5)
  Loss reserve discounting..............................................     (129.1)    (118.2)
  Deferred acquisition costs............................................      169.7      199.0
  Differential earnings amount..........................................     --           27.7
  Employee benefit plans................................................      (14.6)     (15.4)
  Investments, net......................................................       67.0      (30.9)
  Fixed assets..........................................................       (1.7)      (0.9)
  Bad debt reserve......................................................      (26.3)     (27.9)
  Other, net............................................................      (17.2)     (14.8)
                                                                          ---------  ---------
Deferred tax liability, net.............................................  $    47.8  $    13.8
                                                                          ---------  ---------
                                                                          ---------  ---------

Gross deferred income tax assets totaled $405.1 million and $460.7 million at December 31, 1995 and 1994, respectively. Gross deferred income tax liabilities totaled $371.1 million and $285.4 million at December 31, 1995 and 1994, respectively.

Management believes, based on the Company's recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1995, there are no available non-life net operating loss carryforwards, and there are available alternative minimum tax credit carryforwards of $9.8 million.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/AFLIAC consolidated group's federal income tax returns through 1988. The IRS has also examined the Allmerica P&C consolidated group's federal income tax returns through 1988. Deficiencies asserted with respect to tax years 1977 through 1981 have been paid and recorded, and the Company has filed a recomputation of such years with appeals claiming a refund with respect to certain agreed upon issues. The Company is currently considering its response to certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983, and to possible adjustments under consideration by the IRS with respect to Allmerica P&C's federal income tax returns for 1989, 1990, and 1991. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

9.  PENSION PLANS

FAFLIC provides retirement benefits to substantially all of its employees under three separate defined benefit pension plans. Through December 31, 1994, retirement benefits were based primarily on employees' years of service and compensation during the highest five consecutive plan years of employment. Benefits under this defined benefit formula were frozen for most employees (but not for eligible agents) effective December 31, 1994. In their place, the Company adopted a defined benefit cash balance formula, under which the Company annually provides an allocation to each eligible employee as a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1995 allocation was based on 7.0% of each eligible employee's salary.
Continuation of the defined benefit cash balance formula is subject to the resolution of certain technical issues, and may be subject to receipt of a favorable determination letter from the IRS that the Company's pension plans, as amended to reflect the cash balance formula, will continue to satisfy the requirements of Section 401(a) of the Internal Revenue Code. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net pension expense were as follows:

                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                                  -------------------------------
                                                                    1995       1994       1993
                                                                  ---------  ---------  ---------
                                                                           (IN MILLIONS)
Service cost - benefits earned during the year..................  $    19.7  $    13.0  $     9.8
Interest accrued on projected benefit obligations...............       21.1       20.0       16.9
Actual return on assets.........................................      (89.3)      (2.6)     (15.1)
Net amortization and deferral...................................       66.1      (16.3)      (5.8)
                                                                  ---------  ---------  ---------
Net pension expense.............................................  $    17.6  $    14.1  $     5.8
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

The following table summarizes the combined status of the three pension plans. At December 31, 1995 and 1994, each plan's projected benefit obligation exceeded its assets.

                                                                               DECEMBER 31
                                                                           --------------------
                                                                             1995       1994
                                                                           ---------  ---------
                                                                              (IN MILLIONS)
Actuarial present value of benefit obligations:
  Vested benefit obligation..............................................  $   325.6  $   221.7
  Unvested benefit obligation............................................        5.0        3.5
                                                                           ---------  ---------
Accumulated benefit obligation...........................................  $   330.6  $   225.2
                                                                           ---------  ---------
                                                                           ---------  ---------
Pension liability included in Consolidated Balance Sheets:
  Projected benefit obligation...........................................  $   367.1  $   254.6
  Plan assets at fair value..............................................      321.2      239.7
                                                                           ---------  ---------
    Plan assets less than projected benefit obligation...................      (45.9)     (14.9)
  Unrecognized net loss from past experience.............................       48.8       42.3
  Unrecognized prior service benefit.....................................      (13.8)     (17.3)
  Unamortized transition asset...........................................      (26.5)     (28.3)
                                                                           ---------  ---------
Net pension liability....................................................  $   (37.4) $   (18.2)
                                                                           ---------  ---------
                                                                           ---------  ---------

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.0% in 1995 and 8.5% in 1994, and the assumed long-term rate of return on plan assets was 9%. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.5% to 6.5%. The effect of changes in actuarial assumptions, including the decrease in the weighted average discount rate, was an increase in the Company's projected benefit obligation of $76.7 million at December 31, 1995. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. The plans also hold stock of AFC.

The Company has a profit sharing and 401(k) plan for its employees. Effective for plan years beginning after 1994, the profit sharing formula for employees has been discontinued and a 401(k) match feature has been added to the continuing 401(k) plan for the employees. Total plan expense in 1995, 1994 and 1993 was $5.2 million, $12.6 million and $22.6 million, respectively. In addition to this Plan, the Company has a defined contribution plan for substantially all of its agents. The Plan expense in 1995, 1994 and 1993 was $3.5 million, $2.7 million and $2.4 million, respectively.

10.  OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and dependents, under several plans sponsored by FAFLIC, Hanover and Citizens. Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical and a payment at death equal to retirees' final compensation up to certain limits. Effective January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires employers to recognize the costs and obligations of postretirement benefits other than pensions over the period ending with the date an employee is fully eligible to receive benefits. Previously, such costs were generally recognized as expenses when paid. The adoption increased accrued liabilities by $69.1 million. The effect on the consolidated income statement was $35.4 million, net of tax of $23.5 million and minority interest of $10.2 million, reported as a cumulative effect of a change in accounting principle. The ongoing effect of adopting the new standard increased 1993 net periodic postretirement benefit expense by $6.6 million, and decreased net income by $4.3 million.

The plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet were as follows:

                                                                                 DECEMBER 31
                                                                             --------------------
                                                                               1995       1994
                                                                             ---------  ---------
                                                                                (IN MILLIONS)
Accumulated postretirement benefit obligation:
  Retirees.................................................................  $    44.9  $    35.2
  Fully eligible active plan participants..................................       14.0       15.2
  Other active plan participants...........................................       45.9       38.5
                                                                             ---------  ---------
                                                                                 104.8       88.9
Plan assets at fair value..................................................     --         --
                                                                             ---------  ---------
Accumulated postretirement benefit obligation in excess of plan assets.....      104.8       88.9
Unrecognized loss..........................................................       13.4        4.7
                                                                             ---------  ---------
Accrued postretirement benefit costs.......................................  $    91.4  $    84.2
                                                                             ---------  ---------
                                                                             ---------  ---------

The components of net periodic postretirement benefit expense were as follows:

                                                                      FOR THE YEARS ENDED DECEMBER 31
                                                                      -------------------------------
                                                                        1995       1994       1993
                                                                      ---------  ---------  ---------
                                                                               (IN MILLIONS)
Service cost........................................................  $     4.2  $     6.6  $     3.8
Interest cost.......................................................        6.9        6.9        5.7
Amortization of (gain) loss.........................................       (0.5)       1.4     --
                                                                      ---------  ---------        ---
Net periodic postretirement benefit expense.........................  $    10.6  $    14.9  $     9.5
                                                                      ---------  ---------        ---
                                                                      ---------  ---------        ---

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1995, health care costs were assumed to increase 10% in 1996, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $10.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1995 by $1.2 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at January 1, 1993 was 8.5%. The rate was 7.0% and 8.5% at December 31, 1995 and 1994, respectively. The effect of changes in actuarial assumptions, including the decrease in the weighted average discount rate, was an increase in the Company's accumulated postretirement benefit obligation of $15.1 million at December 31, 1995.

11.  POSTEMPLOYMENT BENEFITS

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, (SFAS No. 112), "Employers' Accounting for Postemployment Benefits", which requires employers to recognize the costs and obligations of severance, disability and related life insurance and health care benefits to be paid to inactive or former employees after employment but before retirement. Prior to adoption, the Company had recognized the cost of these benefits on an accrual or paid basis, depending on the plan. Implementation of SFAS No. 112 resulted in a transition obligation of $1.9 million, net of federal income taxes and minority interest, and is reported as a cumulative effect of a change in accounting principle in the consolidated statement of income. The impact of this accounting change, after recognition of the cumulative effect, was not significant.

12.  DIVIDEND RESTRICTIONS

Massachusetts, Delaware, New Hampshire and Michigan have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC, AFLIAC, Hanover and Citizens, respectively.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. At January 1, 1996, FAFLIC could pay dividends of $144.9 million to AFC without prior approval of the Commissioner.

Dividends from FAFLIC to AFC will be the primary source of cash for repayment of the debt by AFC and payment of dividends to AFC stockholders.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. At January 1, 1996, AFLIAC could pay dividends of $4.3 million to FAFLIC without prior approval.

Pursuant to New Hampshire's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the New Hampshire Insurance Commissioner, is limited to 10% of such insurer's statutory policyholder surplus as of the preceding December 31. At January 1, 1996, the maximum dividend and other distributions that could be paid to Allmerica P&C by Hanover, without prior approval of the Insurance Commissioner, was approximately $72.8 million.

Pursuant to Michigan's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Michigan Insurance Commissioner, is limited to the greater of 10% of policyholders' surplus as of December 31 of the immediately preceding year or the statutory net income less realized gains, for the immediately preceding calendar year. At January 1, 1996, Citizens Insurance could pay dividends of $45.6 million to Citizens Corporation without prior approval.

13.  SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Management. Within these broad areas, the Company conducts business principally in five operating segments.

The Risk Management group includes two segments: Regional Property and Casualty and Corporate Risk Management Services. The Regional Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple-peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Regional

Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment, formerly known as the Employee Benefit Services segment, includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

The Retirement and Asset Management group includes three segments: Retail Financial Services, Institutional Services and Allmerica Asset Management. The Retail Financial Services segment, formerly known as the Individual Financial Services segment, includes variable annuities, variable universal life-type, traditional and health insurance products distributed via retail channels to individuals across the country. The Institutional Services segment includes primarily group retirement products such as 401(k) plans, tax-sheltered annuities and GIC contracts which are distributed to institutions across the country via work-site marketing and other arrangements. Allmerica Asset
Management, formerly included in the results of the Institutional Services segment, is a Registered Investment Advisor which provides investment advisory services to other institutions, such as insurance companies and pension plans.

Summarized below is financial information with respect to business segments for the year ended and as of December 31.

                                                                    1995         1994         1993
                                                                 -----------  -----------  -----------
                                                                             (IN MILLIONS)
Revenues:
  Risk Management
    Regional Property and Casualty.............................  $   2,095.1  $   2,004.8  $   2,051.1
    Corporate Risk Management..................................        328.5        302.4        296.0
                                                                 -----------  -----------  -----------
      Subtotal.................................................      2,423.6      2,307.2      2,347.1
                                                                 -----------  -----------  -----------
    Retirement and Asset Management
      Retail Financial Services................................        486.7        507.9        524.0
      Institutional Services...................................        344.1        397.9        382.0
      Allmerica Asset Management...............................          4.4          4.0      --
                                                                 -----------  -----------  -----------
      Subtotal.................................................        835.2        909.8        906.0
    Eliminations...............................................        (20.3)       (21.9)       (13.9)
                                                                 -----------  -----------  -----------
          Total................................................  $   3,238.5  $   3,195.1  $   3,239.2
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------
Income (loss) from continuing operations before income taxes:
  Risk Management
    Regional Property and Casualty.............................  $     206.3  $     113.1  $     331.3
    Corporate Risk Management..................................         18.3         19.9         18.1
                                                                 -----------  -----------  -----------
      Subtotal.................................................        224.6        133.0        349.4
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------
  Retirement and Asset Management
    Retail Financial Services..................................         35.2         14.2         61.6
    Institutional Services.....................................         42.8          4.4        (16.1)
    Allmerica Asset Management.................................          2.3          1.9      --
                                                                 -----------  -----------  -----------
      Subtotal.................................................         80.3         20.5         45.5
                                                                 -----------  -----------  -----------
          Total................................................  $     304.9  $     153.5  $     394.9
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------
Identifiable assets:
  Risk Management
    Regional Property and Casualty.............................  $   5,741.8  $   5,408.7  $   5,198.1
    Corporate Risk Management..................................        458.9        386.3        367.6
                                                                 -----------  -----------  -----------
      Subtotal.................................................      6,200.7      5,795.0      5,565.7
                                                                 -----------  -----------  -----------
  Retirement and Asset Management
    Retail Financial Services..................................      7,218.7      5,639.8      5,104.5
    Institutional Services.....................................      4,280.9      4,484.5      4,708.2
    Allmerica Asset Management.................................          2.1          2.2      --
                                                                 -----------  -----------  -----------
      Subtotal.................................................     11,501.7     10,126.5      9,812.7
                                                                 -----------  -----------  -----------
          Total................................................  $  17,702.4  $  15,921.5  $  15,378.4
                                                                 -----------  -----------  -----------
                                                                 -----------  -----------  -----------

14.  LEASE COMMITMENTS

Rental expenses for operating leases, principally with respect to buildings, amounted to $36.4 million, $35.2 million and $31.9 million in 1995, 1994 and 1993, respectively. At December 31, 1995, future minimum rental payments under non-cancelable operating leases were approximately $84.6 million, payable as follows: 1996 -- $29.4 million; 1997 -- $21.5 million; 1998 -- $14.6 million;
1999 -- $8.7 million; 2000 -- $5.5 million; and $4.9 million thereafter.

15.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). As of December 31, 1995, the MCCA and CAR were the only two reinsurers which represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company cedes a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1995, 1994 and 1993 were $49.1 million and $37.9 million, $50.0 million and $34.6 million, and $45.0 million and $31.7 million, respectively.

From 1988 through 1992, the Company was a servicing carrier in Maine, and ceded a significant portion of its workers' compensation premiums to the Maine Workers' Compensation Residual Market Pool, which is administered by The National Council on Compensation Insurance ("NCCI"). The Company is currently involved in legal proceedings regarding the MWCRP's deficit which through a legislated settlement issued on June 23, 1995 provided for an initial funding of $220.0 million, of which the insurance carriers were responsible for $65.0 million. Hanover paid its allocation of $4.2 million in December 1995. Some of the small carriers are currently appealing this decision. The Company's right to recover reinsurance balances for claims properly paid is not at issue in any such proceedings. The Company expects to collect its reinsurance balance; however, funding of the cash flow needs of the MWCRP may in the future be affected by issues related to certain litigation, the outcome of which the Company cannot predict. The Company ceded to MCCA net premiums earned and losses and loss adjustment expenses in 1995, 1994 and 1993 of $66.8 million and $62.9 million, $80.0 million and $24.2 million, and $76.4 million and $126.8 million, respectively. Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

The effects of reinsurance were as follows:

                                                                      FOR THE YEARS ENDED DECEMBER 31
                                                                     ----------------------------------
                                                                        1995        1994        1993
                                                                     ----------  ----------  ----------
                                                                               (IN MILLIONS)
Life insurance premiums:
  Direct...........................................................  $    438.9  $    447.2  $    453.0
  Assumed..........................................................        71.0        54.3        31.3
  Ceded............................................................      (150.3)     (111.0)      (83.2)
                                                                     ----------  ----------  ----------
Net premiums.......................................................  $    359.6  $    390.5  $    401.1
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Property and casualty premiums written:
  Direct...........................................................  $  2,039.4  $  1,992.4  $  1,906.2
  Assumed..........................................................       125.0       128.6       106.3
  Ceded............................................................      (279.1)     (298.1)     (267.4)
                                                                     ----------  ----------  ----------
Net premiums.......................................................  $  1,885.3  $  1,822.9  $  1,745.1
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Property and casualty premiums earned:
  Direct...........................................................  $  2,021.7  $  1,967.1  $  1,870.1
  Assumed..........................................................       137.7       116.1       114.8
  Ceded............................................................      (296.2)     (291.9)     (306.7)
                                                                     ----------  ----------  ----------
Net premiums.......................................................  $  1,863.2  $  1,791.3  $  1,678.2
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct...........................................................  $    749.6  $    773.0  $    819.4
  Assumed..........................................................        38.5        28.9         6.8
  Ceded............................................................       (69.5)      (61.6)      (38.4)
                                                                     ----------  ----------  ----------
Net policy benefits, claims, losses and loss adjustment expenses...  $    718.6  $    740.3  $    787.8
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Property and casualty benefits, claims, losses and loss adjustment expenses:
  Direct...........................................................  $  1,372.7  $  1,364.4  $  1,310.3
  Assumed..........................................................       146.1       102.7        98.8
  Ceded............................................................      (229.1)     (160.4)     (209.7)
                                                                     ----------  ----------  ----------
Net policy benefits, claims, losses and loss adjustment expenses...  $  1,289.7  $  1,306.7  $  1,199.4
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

16.  DEFERRED POLICY ACQUISITION EXPENSES

The following reflects the amount of policy acquisition expenses deferred and amortized:

                                                                    FOR THE YEARS ENDED DECEMBER 31
                                                                    -------------------------------
                                                                      1995       1994       1993
                                                                    ---------  ---------  ---------
                                                                             (IN MILLIONS)
Balance at beginning of year......................................  $   802.8  $   746.9  $   700.4
  Acquisition expenses deferred...................................      504.8      510.3      482.3
  Amortized to expense during the year............................     (470.3)    (475.7)    (435.8)
  Adjustment to equity during the year............................      (50.4)      21.3     --
  Transferred to the Closed Block.................................      (24.8)    --         --
  Adjustment for cession of term life insurance...................      (26.4)    --         --
                                                                    ---------  ---------  ---------
Balance at end of year............................................  $   735.7  $   802.8  $   746.9
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

17.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates at liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $375.9 million, $305.0 million and $276.3 million at December 31, 1995, 1994 and 1993, respectively. Accident and health claim liabilities have been re-estimated for all prior years and were increased by $26.4 million, $6.5 million and $12.7 million in 1995, 1994 and 1993, respectively. Unfavorable development in the accident and health business during 1995 is primarily due to reserve strengthening and adverse experience in the Company's individual disability line of business.

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

                                                                      FOR THE YEARS ENDED DECEMBER 31
                                                                     ----------------------------------
                                                                        1995        1994        1993
                                                                     ----------  ----------  ----------
                                                                               (IN MILLIONS)
Reserve for losses and LAE, beginning of year......................  $  2,821.7  $  2,717.3  $  2,598.9
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year.................     1,427.3     1,434.8     1,268.2
  Decrease in provision for insured events of prior years..........      (137.6)     (128.1)      (68.8)
                                                                     ----------  ----------  ----------
Total incurred losses and LAE......................................     1,289.7     1,306.7     1,199.4
                                                                     ----------  ----------  ----------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current year....       652.2       650.2       523.5
  Losses and LAE attributable to insured events of prior years.....       614.3       566.9       564.3
                                                                     ----------  ----------  ----------
Total payments.....................................................     1,266.5     1,217.1     1,087.8
                                                                     ----------  ----------  ----------
Less reserves assumed by purchaser of Beacon.......................      --          --           (28.8)
                                                                     ----------  ----------  ----------
Change in reinsurance recoverable on unpaid losses.................        51.1        14.8        35.6
                                                                     ----------  ----------  ----------
Reserve for losses and LAE, end of year............................  $  2,896.0  $  2,821.7  $  2,717.3
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

As part of an ongoing process, the property and casualty reserves have been re-estimated for all prior accident years and were decreased by $137.6 million, $128.1 million and $68.8 million in 1995, 1994 and 1993, respectively. The increase in favorable development on prior years' reserves of $9.5 million in 1995 results primarily from a $34.6 million increase in favorable development at Citizens. Favorable development in Citizens' personal automobile and workers' compensation lines increased $16.6 million and $15.5 million, to favorable development of $4.4 million and $32.7 million, respectively. Hanover's favorable development, not including the effect of voluntary and involuntary pools, was relatively unchanged at $90.2 million in 1995 compared to $91.7 million in 1994. Favorable development in Hanover's workers' compensation line increased $27.7 million to $31.0 million during 1995. This was offset by decreases of $14.6 million and $12.6 million, to $45.5 million and $0.1 million, in the personal automobile and commercial multiple peril lines, respectively. Favorable development in Hanover's voluntary and involuntary pools decreased $23.6 million to $0.4 million during 1995.

The increase in favorable development on prior years' reserves of $59.3 million in 1994 primarily results from an increase in favorable development in the voluntary and involuntary pools of $47.0 million in 1994. The remainder of the favorable reserve development in 1994 is the result of favorable severity trends, primarily in the personal automobile and commercial multiple peril lines.

This favorable development reflects the Regional Property and Casualty subsidiaries' reserving philosophy consistently applied over these periods. Conditions and trends that have affected development of the loss and LAE reserves in the past may not necessarily occur in the future.

Due to the nature of business written by the Regional Property and Casualty subsidiaries, the exposure to environmental liabilities is relatively small. Losses and LAE reserves related to environmental damage and toxic tort liability, included in the total reserve for losses and LAE, were $28.6 million and $19.4 million, net of reinsurance of $8.4 million and $8.1 million, at the end of 1995 and 1994, respectively. During 1995, the Regional Property and Casualty subsidiaries redefined their environmental liabilities in conformity with new guidelines issued by the NAIC. The 1994 liability has been conformed to the 1995 presentation. This had no impact on results of operations. Management believes that, notwithstanding the evolution of case law expanding such liability, recorded reserves for environmental liability are adequate, and is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. During 1995, Hanover performed an actuarial review of its environmental reserves. This resulted in Hanover's providing additional reserves for "IBNR" (incurred but not reported) claims, in addition to existing reserves for reported claims. At Citizens, environmental reserves are primarily related to reported claims. Although these claims are not material, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become material. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

18.  MINORITY INTEREST

The Company's interest in Allmerica P&C, is represented by ownership of 58.3%, 57.4% and 57.4% of the outstanding shares of common stock at December 31, 1995, 1994 and 1993, respectively. Earnings and shareholders' equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

19.  CONTINGENCIES

    REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions have contributed to an increase in the number of insurance companies that are under regulatory supervision. This is expected to result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

    LITIGATION

On June 23, 1995, the governor of Maine approved a legislative settlement for the Maine Workers' Compensation Residual Market Pool deficit for the years 1988 through 1992. The settlement provides for an initial funding of $220.0 million toward the deficit. The insurance carriers are liable for $65.0 million payable on or before January 1, 1996, and employers will contribute $110.0 million payable through surcharges on premiums over the course of the next ten years. The major insurers are responsible for 90% of the $65.0 million. Hanover's allocated share of the settlement is approximately $4.2 million, which was paid in December 1995. The remainder of the deficit of $45.0 million will be paid by the Maine Guaranty Fund Surplus payable in quarterly contributions over ten years. The smaller carriers have recently filed litigation to appeal the settlement. The Company believes that adequate reserves have been established for any additional liability.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

    RESIDUAL MARKETS

The Company is required to participate in residual markets in various states. The results of the residual markets are not subject to the predictability associated with the Company's own managed business, and are significant to the workers' compensation line of business and both the private passenger and commercial automobile lines of business.

20.  STATUTORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholders' equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

                                                                            1995       1994       1993
                                                                         ----------  ---------  ---------
                                                                                  (IN MILLIONS)
Statutory net income (Unconsolidated)
  Property and Casualty Companies......................................  $    139.8  $    74.5  $   166.8
  Life and Health Companies............................................       134.3       40.7      114.8
                                                                         ----------  ---------  ---------
Statutory Shareholders' Surplus (Unconsolidated)
  Property and Casualty Companies......................................  $  1,151.7  $   989.8  $   960.1
  Life and Health Companies............................................       965.6      465.3      526.4
                                                                         ----------  ---------  ---------

21.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The quarterly results of operations for 1995 and 1994 are summarized below:

                                                                         FOR THE THREE MONTHS ENDED
                                                                --------------------------------------------
                                                                 MARCH 31     JUNE 30   SEPT. 30    DEC. 31
                                                                -----------  ---------  ---------  ---------
                                                                               (IN MILLIONS)
1995
Total revenues................................................   $   841.4   $   793.4  $   819.2  $   784.5
                                                                -----------  ---------  ---------  ---------
Income before extraordinary item..............................   $    39.2   $    29.9  $    34.8  $    45.2
Extraordinary item -- demutualization expenses................        (2.5)       (3.5)      (4.7)      (1.4)
                                                                -----------  ---------  ---------  ---------
Net income....................................................   $    36.7   $    26.4  $    30.1  $    43.8
                                                                -----------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------
1994
Total revenues................................................   $   815.4   $   786.8  $   799.3  $   793.6
                                                                -----------  ---------  ---------  ---------
Income (loss) before extraordinary item.......................   $   (10.9)  $    15.7  $    26.6  $    17.7
Extraordinary item -- demutualization expenses................        (1.6)       (2.5)      (2.8)      (2.3)
Cumulative effect of changes in accounting principles.........        (1.9)     --         --         --
                                                                -----------  ---------  ---------  ---------
Net income....................................................  $    (14.4 ) $    13.2  $    23.8  $    15.4
                                                                -----------  ---------  ---------  ---------
                                                                -----------  ---------  ---------  ---------

                         PART C.  OTHER INFORMATION



Item 24.  FINANCIAL STATEMENTS AND EXHIBITS.

(A) FINANCIAL STATEMENTS

FINANCIAL STATEMENTS INCLUDED IN PART A
None

FINANCIAL STATEMENTS INCLUDED IN PART B
Financial Statements for First Allmerica Financial Life Insurance Company

FINANCIAL STATEMENTS INCLUDED IN PART C
None

(B) EXHIBITS

Exhibit 1 -  Vote of Board of Directors Authorizing Establishment of
             Registrant dated June 13, 1996 is filed herein.

Exhibit 2 -  Not Applicable.  Pursuant to Rule 26a-2, the Insurance Company
             may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

Exhibit 3 -  (a) Proposed Form of Wholesaling Agreement
             (b) Form of Sales Agreement
             (c) Broker's Agreement and Specimen Schedule of Sales
                 Commissions for Variable Annuity Policies were previously filed on November 3, 1994 in Registration Statement
                 No. 33-85916, and are incorporated by reference herein.

Exhibit 4 -  Policy Form

Exhibit 5 -  Application Form is filed herewith.

Exhibit 6 -  The Depositor's Articles of Incorporation and Bylaws are filed herewith.

Exhibit 7 -  Not Applicable.

Exhibit 8 -  Not Applicable.

Exhibit 9 -  Consent and Opinion of Counsel.

Exhibit 10 - Consent of Independent Accountants.

Exhibit 11 - None.

Exhibit 12 - None.

Exhibit 13 - Not Applicable.

Exhibit 14 - Not Applicable

Exhibit 15 - Form of Participation Agreement is filed herewith.

Item 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR.

          The principal business address of all the following Officers is:
          440 Lincoln Street
          Worcester, Massachusetts 01653


NAME AND POSITION               PRINCIPAL OCCUPATION
-----------------               ---------------------

Barry Z. Aframe                 Vice President and Counsel, First Allmerica
Vice President and Counsel      Financial Life Insurance Company

Abigail M. Armstrong            Secretary and Counsel, First Allmerica
Secretary and Counsel           Financial Life Insurance Company

Richard J. Baker                Vice President and Assistant Secretary, First
Vice President                  Allmerica Financial Life Insurance Company

Whitworth F. Bird, Jr., M.D.    Vice President and Medical Director,
Vice President and Medical      First Allmerica Financial Life Insurance Company
Director

Alan R. Boyer                   Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

Mark R. Colborn                 Vice President and Controller, First Allmerica
Vice President and Controller   Financial Life Insurance Company

Lisa M. Coleman                 Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

Dix F. Davis                    Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

Bruce A. Emond                  Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

John P. Kavanaugh               Vice President, First Allmerica Financial
Director and Vice President     Life Insurance Company

John F. Kelly                   Senior Vice President, General Counsel and
Director                        Director First Allmerica Financial Life
                                Insurance Company

Joseph W. MacDougall, Jr.       Vice President, Associate General Counsel and
Vice President, Associate       Assistant Secretary, First Allmerica Financial
General Counsel and             Life Insurance Company
Assistant Secretary

William H. Mawdsley             Vice President and Actuary, First Allmerica
Vice President and Actuary      Financial Life Insurance Company

James R. McAuliffe              Director and President, Citizens Insurance
Director                        Company of America

Roderick A. McGarry, II         Vice President, First Allmerica Financial Life
Vice President                  Insurance Company

John W. Nunley                  Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

John F. O'Brien                 Director, President and Chief Executive
Director and Chairman of the    Officer, First Allmerica Financial Life
Board                           Insurance Company

Edward J. Parry, III            Vice President and Treasurer, First
Vice President and Treasurer    Allmerica Financial Life Insurance Company

Richard M. Reilly               Director and Vice President, First Allmerica
Director, President and CEO     Financial Life Insurance Company

Eric A. Simonsen                Director, Vice President and Chief Financial
Vice President and Chief        Officer, First Allmerica Financial Life
Financial Officer               Insurance Company

Ann K. Tripp                    Vice President, First Allmerica Financial
Vice President                  Life Insurance Company

Jerome F. Weihs                 Vice President, First Allmerica Financial
Vice President                  Life Insurance Company


Item 26. PERSONS UNDER COMMON CONTROL WITH REGISTRANT. See attached organization chart.

        ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

NAME                                        ADDRESS                     TYPE OF BUSINESS
----                                        -------                     -----------------

AAM Equity Fund                       440 Lincoln Street            Massachusetts Grantor
                                      Worcester MA 01653            Trust

Allmerica Asset Management, Inc.      440 Lincoln Street            Investment Advisory
                                      Worcester MA 01653            Services

Allmerica Employees Insurance         440 Lincoln Street            Insurance Agency
Agency, Inc.                          Worcester MA 01653

Allmerica Financial Life Insurance    440 Lincoln Street            Life insurance, accident
and Annuity Company                   Worcester, MA 01653           & health insurance,
                                                                    Annuities, variable
                                                                    annuities and variable
                                                                    life insurance

Allmerica Financial Services          440 Lincoln Street            Insurance Agency
Insurance Agency, Inc.                Worcester, MA 01653

Allmerica Funds                       440 Lincoln Street            Investment Company
                                      Worcester MA 01653

Allmerica Institutional               440 Lincoln Street            Accounting, marketing
Services, Inc.                        Worcester MA 01653            and shareholder services
                                                                    for investment companies

Allmerica Investment Services         440 Lincoln Street            Holding Company
Inc. (formerly Allmerica              Worcester, MA 01653
Financial Services, Inc.)

Allmerica Investment Management       440 Lincoln Street            Investment Advisory
Company, Inc.                         Worcester MA 01653            Services

Allmerica Investments, Inc.           440 Lincoln Street            Securities, Retail Broker-
                                      Worcester MA 01653            Dealer

Allmerica Investment Trust            440 Lincoln Street            Investment Company
(formerly SMA Investment Trust)       Worcester MA 01653



Allmerica Property and Casualty       440 Lincoln Street            Holding Company
Companies, Inc.                       Worcester MA 01653

Allmerica Realty Advisors, Inc.       440 Lincoln Street            Investment Advisory
                                      Worcester MA 01653            Services

Allmerica Securities Trust            440 Lincoln Street            Investment Company
                                      Worcester MA 01653

Allmerica Services, Inc.              440 Lincoln Street            Service Company
                                      Worcester MA 01653

Allmerica Trust Company, N.A.         440 Lincoln Street            Limited purpose national
                                      Worcester MA 01653            trust company

AMGRO, Inc.                           472 Lincoln Street            Premium Financing
                                      Worcester MA 01653

APC Funding Corp.                     440 Lincoln Street            Special purpose funding
                                      Worcester MA 01653            vehicle for commercial paper

Beltsville Drive Limited              440 Lincoln Street            Real estate
Partnership                           Worcester MA 01653            partnership

Citizens Corporation                  440 Lincoln Street            Holding Company
                                      Worcester, MA 01653

Citizens Insurance Company            645 West Grand River          Multi-line fire &
of America                            Howell MI 48843               casualty insurance

Citizens Insurance Company            645 West Grand River          Multi-line fire &
of Ohio                               8101 N. High Street           casualty insurance

Citizens Management, Inc.             645 West Grand River          Services management
                                      Howell MI 48843               company

Greendale Special Placements          440 Lincoln Street            Massachusetts Grantor
Fund                                  Worcester MA 01653            Trust

The Hanover American Insurance        100 North Parkway             Multi-line fire &
Company                               Worcester MA 01653            casualty insurance

The Hanover Insurance Company         100 North Parkway             Multi-line fire &
                                      Worcester MA 01605            casualty insurance

Hanover Texas Insurance               801 East Campbell Road        Incorporated Branch
Management Company, Inc.              Richardson TX 75081           Office of The Hanover
                                                                    Insurance Company

Hanover Lloyd's Insurance             801 East Campbell Road        Multi-line fire &
Company                               Richardson TX 75081           casualty insurance

Hollywood Center, Inc.                440 Lincoln Street            General business
                                      Worcester MA 01653            corporation

Linder Skokie Real Estate             440 Lincoln Street            General business
Corporation                           Worcester MA 01653            corporation

Lloyds Credit Corporation             440 Lincoln Street            Premium financing
                                      Worcester MA 01653            service franchises

Logan Wells Water Company, Inc.       603 Heron Drive               Water Company, serving
                                      Bridgeport NJ 08014           land development
                                                                    investment

Massachusetts Bay Insurance           100 North Parkway             Multi-line fire &
Company                               Worcester MA 01653            casualty

SMA Financial Corp.                   440 Lincoln Street            Holding Company
                                      Worcester MA 01653

Allmerica Financial Life              440 Lincoln Street            Life insurance, Insurance and
Annuity Company                       Worcester MA 01653            accident & health insurance,
                                                                    annuities, variable life
                                                                    insurance

Somerset Square, Inc.                 440 Lincoln Street            General business
                                      Worcester MA 01653            corporation

Sterling Risk Management              100 North Parkway             Risk management
Services, Inc.                        Worcester MA 01605            services


Item 27.  NUMBER OF CONTRACT OWNERS.

There are no Contact holders because operations have not began.

Item 28.  INDEMNIFICATION.

Article VIII of the Bylaws of First Allmerica Financial Life Insurance Company (the Depositor) state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Item 29.  PRINCIPAL UNDERWRITERS.

(a) Allmerica Investments, Inc. also acts a principal underwriter for the following:

         -VEL Accounts: VEL '87, V EL '91, VEL Plus, Group VEL, Select VEL and VEL II, Inheiritage Account, Allmerica Select Separate Account II, Separate Accounts VA-K and VA-P, Allmerica Select, Individual Variable
         Annuities: VA-A, VA-A, VA-A, VA-A, VA-B, VA-C, VA-G, VA-H, Separate Accounts D, E & F Separate Account KG, Separate Account KGC, and Fulcrum Separate Account of Allmerica Financial Life Insurance and Annuity Company.

         - Separate Account I, Separate Accounts VA-K and VA-P, Inheiritage Account, Allmerica Select Separate Account, Group VEL and VEL II Account, Separate Account KG, Separate Account KGC and Fulcrum Variable Life Separate Account of First Allmerica Financial Life Insurance Company.

         - Allmerica Investment Trust

(b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:

         440 Lincoln Street
         Worcester, Massachusetts 01653

NAME                        POSITION OR OFFICE WITH UNDERWRITER
----                        -----------------------------------

Emil Aberizk                Vice President

Abigail M. Armstrong        Secretary and Counsel

Philip J. Coffey            Vice President

Thomas J. Cunningham        Vice President, Chief Financial Officer
                            and Controller

John F. Kelly               Director

John F. O'Brien             Director

Stephen Parker              President, Director and Chief Executive Officer

Edward J. Parry, III        Treasurer

Richard M. Reilly           Director

Eric A. Simonsen            Director

Mark Steinberg              Senior Vice President

Item 30.  LOCATION OF ACCOUNTS AND RECORDS.

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts or on behalf of the Company by First Data Investor Services Group, 4400 Computer Drive, Westboro, Ma 01581.

Item 31.  MANAGEMENT SERVICES.

The Company provides daily unit value calculations and related services for the Company's separate accounts.

Item 32.  UNDERTAKINGS.

(a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(b) The Registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

(c) The Registrant hereby undertakes to deliver a Statement of Additional Information promptly upon written or oral request, according to the requirements of Form N-4.

(d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM.

Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section

     403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

4. A signed statement acknowledging the participant's understanding of (i) the restrictions on redemption imposed by the Program and by
     Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

Item 34.  RULE 26(E) REPRESENTATION.

The Company hereby represents that the aggregate fees and charges under the Contracts offered by this Registration Statement are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by the Company.

                                  EXHIBIT TABLE


Exhibit 1    -  Vote of Board of Directors dated June 13, 1996

Exhibit 3(a) -  Wholesaling Agreement

Exhibit 3(b) -  Sales Agreement

Exhibit 4    -  Policy Form

Exhibit 5    -  Application Form

Exhibit 6    -  Articles of Organization and Bylaws

Exhibit 9    -  Consent and Opinion of Counsel

Exhibit 10   -  Consent of Independent Accountants

Exhibit 15   -  Participation Agreement

                            SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed by the undersigned, in the City of Worcester, and Commonwealth of Massachusetts, on the 21st day of November, 1996.

                                  FULCRUM SEPARATE ACCOUNT OF
                                  FIRST ALLMERICA FINANCIAL LIFE
                                  INSURANCE COMPANY

                                  By: /s/ Abigail M. Armstrong
                                      ------------------------------
                                          Abigail M. Armstrong
                                          Secretary


SIGNATURES                        TITLE                         DATE
----------                        -----                         ----

/s/ John F. O'Brien     Director and                       November 21, 1996
John F. O'Brien         Chairman of the Board

/s/ Bruce C. Anderson   Director                           November 21, 1996
Bruce C. Anderson

/s/ John P. Kavanaugh   Director and                       November 21, 1996
John P. Kavanaugh       Vice President

/s/ John F. Kelly       Director                           November 21, 1996
John F. Kelly

/s/ James R. McAuliffe  Director                           November 21, 1996
James R. McAuliffe

/s/ Edward J. Parry III Vice President and Treasurer       November 21, 1996
Edward J. Parry III     (Chief Accounting Officer)

/s/ Richard M. Reilly   Director, President and            November 21, 1996
Richard M. Reilly       Chief Executive Officer

/s/ Larry C. Renfro     Director                           November 21, 1996
Larry C. Renfro

/s/ Eric A. Simonsen    Director, Vice President and       November 21, 1996
Eric A. Simonsen        Chief Financial Officer

/s/ Phillip E. Soule    Director                           November 21, 1996
Phillip E. Soule